

Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

January 18, 2005 ps/B5015

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V., held on May 13, 2004:
* Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., held on December 21, 2004
  - free translation of the notice
  - free translation of the Agenda and commentary (Explanatory Memorandum relating to the proposed Joint Venture with Stolt-Nielsen S.A.)
* Press releases from September 8, 2004 up to December 31, 2004;

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards

B. Verwilghen
Company Secretary

dlw 1/26

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

Free translation

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Tuesday, December 21, 2004 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening

2. Proposal to enter into a joint venture with Stolt-Nielsen S.A. concerning all the fish farming, processing and marketing and sales activities of Nutreco Aquaculture with Stolt Sea Farm

3. Closing

The agenda with explanatory notes are available as from today at the offices of Rabo Securities, Amstelplein 1, Amsterdam and at the Company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). This document is also available via internet on www.nutreco.com.

Registration Date
In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **December 14, 2004** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and to attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities, Amstelplein 1 at Amsterdam (The Netherlands)** on **December 14, 2004 before 04.00 p.m.** at the

latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **December 14, 2004** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **December 14, 2004** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Boxmeer, December 6, 2004

The Executive Board


nutreco

NUTRECO HOLDING N.V.

BUITENGEWONE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op dinsdag 21 december 2004, aanvang 14.30 uur, in NH *Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.*

Agenda
1. Opening
2. Voorstel tot vorming van een gezamenlijke onderneming van de Nutreco Aquaculture activiteiten inzake viskweek, visverwerking, distributie en verkoop met de Stolt Sea Farm activiteiten van Stolt-Nielsen S.A.
3. Sluiting

De agenda met toelichting liggen vanaf heden ter inzage ten kantore van Rabo Securities, Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht (e-mail: ava@nutreco.com). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum
Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Buitengewone Algemene Vergadering van Aandeelhouders van 21 december 2004 als stem- en vergadergerechtigden hebben te gelden zij die op **14 december 2004** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang
Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 14 december 2004 vóór 16.00 uur** schriftelijk aan te melden bij Rabobank Securities, Amstelplein 1 te Amsterdam. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 14 december 2004** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 14 december 2004** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Boxmeer, 6 december 2004

De Raad van Bestuur



Free Translation

AGENDA

Extraordinary General Meeting of Shareholders of Nutreco Holding N.V. to be held on December 21, 2004 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Proposal to enter into a joint venture with Stolt-Nielsen S.A. concerning all the fish farming, processing and marketing and sales activities of Nutreco Aquaculture with Stolt Sea Farm (see explanatory note)

3. Closing


nutreco

AGENDA

Buitengewone Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 21 december 2004, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Voorstel tot vorming van een gezamenlijke onderneming van de Nutreco Aquaculture activiteiten inzake viskweek, visverwerking, distributie en verkoop met de Stolt Sea Farm activiteiten van Stolt-Nielsen S.A. (zie toelichting)

3. Sluiting

FREE TRANSLATION

Minutes of the proceedings of the Annual General Meeting of Shareholders of Nutreco Holding N.V., a public limited liability company ("the Company") having its registered office in Boxmeer, held at the NH-Barbizon Palace Hotel in Amsterdam on 13 May 2004

1. Opening

Mr **R. Zwartendijk**, the Chairman of the Supervisory Board, acting as Chairman of the meeting, opened the annual meeting at 14.30 hours. He warmly welcomed the shareholders, the external auditors from KPMG, representatives of the press as well as guests and the delegation from the central works' council, attending the meeting as observers. In anticipation of the Dutch Corporate Governance Code (the "**Code**"), Mr **R. Kreukniet** and Mr **L Smulders** from KPMG were present in order to answer any questions concerning the scope of their inspection activities.

The Chairman appointed Mr **B. Verwilghen**, Company Secretary, as secretary of the meeting and announced that the minutes of this meeting would be kept by Mr **P. Klemann**, civil-law notary with De Brauw Blackstone Westbroek N.V.

The Chairman introduced the members of the Executive Board and the Supervisory Board. He noted that Mr **S. Rennemo** was unable to be present at today's meeting because he was in Norway chairing the Executive Board of a Norwegian company.

The Chairman pointed out that the invitation and the agenda for this meeting had been published in the Financieele Dagblad and Officiële Prijscourant on 26 April 2004. The agenda, the annual report, including the annual accounts for 2003, as well as the notes relating to the agenda had been made available for inspection and were available free of charge at the office of the Company and at the office of Rabo Securities in Amsterdam, and had been forwarded free of charge to shareholders who had registered or asked for these to be sent to them. These documents had also been made available in Dutch and in English on the Company's Internet website (www.nutreco.com).

The Chairman went on to say that, as in past years, the Executive Board had opted for the possibility of setting a registration date. This had enabled shareholders to participate in the proceedings of this meeting by having their shareholding registered at the latest by 7 May 2004, without having to block their shares until after the meeting.

The minutes of the previous annual meeting, as well as those of the Extraordinary General Meeting of Shareholders held on 28 August 2003 had been adopted. The minutes had been posted on the website. A copy had been forwarded to the shareholders who had requested one, while copies were available in the reception area as well.

The Chairman noted that the Articles of Association and legal requirements had been met and that this annual meeting was authorised to take lawful resolutions on all the proposals included on the agenda.

Before proceeding to point 2 of the agenda, **the Chairman** drew attention to the following points. The opportunity to ask questions would be provided following the explanation of each agenda item and he requested the representatives of the Association of Securities Holders (Vereniging van Effectenbezitters; "VEB") or other organisations representing the interests of shareholders to limit the number of questions per turn to three, with the possibility of asking additional questions once the other shareholders had been given the opportunity of asking their questions. He also asked everyone who wanted to ask questions to make this clearly known and, once given the floor, to make use of one of the microphones provided for this purpose. It was important, particularly for reporting purposes, that the person's name and address and, if necessary, the organisation being represented, be stated. He requested that mobile phones be switched off.

The Chairman proposed proceeding to point 2 on the agenda.

2. **Report of the Supervisory Board, the Audit Committee and the Remuneration Committee for the 2003 financial year**

The Chairman informed the meeting that, as illustrated in the report of the Supervisory Board on pages 63 and 64 of the annual report, last year the Board held several formal meetings in accordance with a fixed schedule, held teleconference consultations and also supervised developments within the Company and the activities and companies of the Group over the previous year, following regular informal consultation.

From among the points mentioned in the report of the Supervisory Board, **the Chairman** would like to single out the strategy of the Company, the amortisation of goodwill and the implications of the Code.

The Chairman then stated that the policy regarding corporate governance was covered in detail in a separate chapter (pages 47 to 59).
This subject would also be dealt with separately at this meeting under point 5 of the agenda.

In anticipation of the explanation under point 5, **the Chairman** stated that, in accordance with one of the best practice provisions of the Code, the Supervisory Board had appointed Mr **L. Ligthart** as Vice Chairman.
Furthermore, **the Chairman** emphasised that although the number of supervisory directorships he currently held exceeded the maximum permitted by the Code, **the Chairman** would do his best to reduce this number in order to comply with the Code by 2005 at the latest. He could not at this point say which supervisory directorships he would give up, since the measures to be taken had yet to be discussed.

The Chairman explained that the Supervisory Board would be assisted in its work by the Audit Committee, comprising Mr **Ligthart** as Chairman and Mr **Rennemo**, who was not present at the meeting, and by the Remuneration Committee. Since the beginning of this year, in compliance with the best practices of the Code, the Remuneration Committee no longer comprised the entire Supervisory Board, but was now chaired by Mr **J.M. de Jong**, with **the Chairman** and Mr **Y. Barbieux** as members. The Selection and Appointment Committee had the same membership as the Remuneration Committee and was chaired by **the Chairman**.

The Chairman stated that, during part of the meeting of the Supervisory Board earlier this year, time had also been devoted to an evaluation of the Board's own operation.

The Chairman then explained the following. As indicated on page 61 of the annual report, the Audit Committee met four times during 2003, on three of those occasions in the presence of the external auditor KPMG Accountants. The most important subjects discussed at these meetings were the 2002 annual accounts, the external auditors' statement, the 2003 half-yearly results, the goodwill impairment, external auditing by KPMG, the organisation and operation of internal audit within the Company, financial auditing, risk management, procedures and policies, pension obligations, IT and the effects of the introduction of the new IFRS reporting standards in 2005. The Audit Committee was satisfied with the quantity and level of detail of the information provided by the Executive Board and the way in which its recommendations were pursued.

The Audit Committee was also pleased that the Executive Board regularly placed the subject of internal auditing on the agenda of meetings of the Executive Board.

As previously mentioned, the Supervisory Board also acted as Remuneration Committee during the year under review. At its first meeting at the beginning of the year under review, the salaries and bonuses of the Executive Board and the performance objectives for 2003 were discussed and decisions were made about the allocation of a number of share options to the Executive Board and to a broader group of managers and staff and about the allocation of shares as part of the Employee Share Participation plan. The most important work was undertaken following publication of the Code and the preparation of a remuneration policy effective from 1 January 2004.

The Chairman then asked if there were any further questions, before proceeding to the following point. Since there were no questions, **the Chairman** proposed proceeding to the following point.

3. Report of the Executive Board for the 2003 financial year

The Chairman opened the discussion of the report by the Executive Board for 2003, as included on pages 9 and following of the annual report, and he asked Mr **W. Dekker**, chairman of the Executive Board, to provide further explanation of the report.

Using several sheets (see appendix), Mr **W. Dekker** explained the 2003 annual report.

Since the sheets he used in his presentation were also available on the website, Mr **W. Dekker** only explained some of the points they covered.

Looking back over 2003, Mr **W. Dekker** reminded the meeting of the difficult market conditions for salmon in Europe. As a result of Avian Influenza in the Benelux countries, particularly in the Netherlands, poultry activities also experienced difficulties. The diversified portfolio was only partly able to compensate for the impact of these negative developments. The market positions in fish farming, meat and feed did improve last year. Investments were made in innovation, efficiency and quality and in August it was announced that an impairment would be carried out as of 30 June 2003. The year ended with a healthy balance sheet and a strong cash flow.

The profile of the company and Nutreco's mission are to be a worldwide producer of food for humans and animals. In this context, Nutreco takes its inspiration from the desires and needs of the consumer and creates value through sustainable, modern aquaculture and agriculture. Mr **W. Dekker** stated that a discrepancy exists between Nutreco's portfolio and what people read about Nutreco. Over 50% of turnover is achieved from animal feed. This is half of the turnover, but little is reported about this in the media. In addition, Nutreco is active in the three value chains for (i) poultry, (ii) pork, especially in the Netherlands, and (iii) the worldwide positions in salmon farming.

Nutreco has over one hundred operating companies in twenty countries. Most of them are in Europe and the majority of operating companies are ranked among the top three in their sector, not so much in terms of turnover, but in terms of ambition. Mr **W. Dekker** wanted to discuss the characteristics of Agriculture, followed by Aquaculture. The two main Agriculture activities are (i) meat, particularly poultry, which clearly holds pole position in Spain and number two in the Benelux countries, and pork and (ii) compound feed, pet food and premixes. Figures from 1999 to 2003 indicate that the EBITA in 2003 was lower than in 2002. Avian Influenza clearly played a role in this respect. The ROACE – return on average capital employed – is still 18%, despite the difficult year in 2003.

Nutreco's number one and number two positions recur repeatedly in the various sectors. For poultry and pig products, strategy and the direction of the development are focused on new products with high added value and on fresh packaged products. Nutreco has joint ventures with the most important retailers. It is no secret that most of Albert Heijn's chicken products and most pork from Laurus are from Nutreco. Similar close relationships also exist in other countries. NuTrace – the Nutreco tracking and tracing system – is one of the four pillars of the food safety approach which began three years ago in the wake of the dioxin problem in Belgium. The food service business segment grew, which is very important to the meat sector and, subsequently, to the fish sector too. Nutreco also introduced modernisation at the level of sustainability, including new welfare concepts for chicken growth. Together with Albert Heijn, Nutreco is collaborating on a project involving free-range chickens in the Ardennes. Looking at this strategy and Nutreco's results, an initial shift is visible. The share of products with more added value and of pre-packaged products has increased from 45% to 51%.

The question had been raised at previous general meetings of shareholders whether more explicit details could be provided on this matter. The share of meat sales on the retail market has increased from 52% to 59%. This will also be reported in the future.

Feed and breeding: Breeding is a small-scale activity. This relates to traditional breeding. Nutreco's policy with respect to all its companies is not to become involved in animal genetic engineering. Nutreco also holds the number one position in premixes in Europe and the number three position in the world. As far as compound feed is concerned, Nutreco is number one in Spain and number two in the Netherlands. The strategy in this field is to foster autonomous growth with stable margins. In countries such as Spain, the business is still experiencing healthy growth. Despite the fact that the compound feed market in the Netherlands is declining, Nutreco market shares are increasing. Business development is also taking place from the Netherlands to Germany and to other countries in Eastern Europe. In Spain, Nutreco is active (i) with a new commercial approach to make products in collaboration with customers who are often regional and (ii) in looking for growth in premixes outside existing areas. In South America, Nutreco has two activities and growth is visible there in feed for young animals and for pets.

The same structure exists concerning Aquaculture: while agriculture may often be hundreds of years old, aquaculture is a relatively new feather in the company's cap. Salmon farming has been going on for forty years. Nutreco has two main activities in this field: (i) feed activities: feed for salmon and other species of fish and (ii) the salmon and other fish species produced, marketed and sold by Nutreco. This is where one of the problems also discussed last year arises. The capital employed increased after 2000 through all the acquisitions made. As a result of all the live fish in the sea, the capital employed also showed an increase of 351 million to one billion. This fell in 2003, partly because of the impairment and partly through working capital management. With a ROACE of between 7 and 8%, this is completely inadequate. The medium-term objective is to bring existing Nutreco activities – i.e. not new, recent activities – to 15% ROACE as quickly as possible.

Salmon and other fish species: Nutreco is number one in terms of salmon and holds strong positions in the farming of halibut, barramundi, yellow tail and cod. The strategy regarding cod was discussed last year with shareholders: increase sales to retail and the food service industry. The same for meat. As part of the strategy, clear pursuit of the lowest cost level in the industry by all Nutreco activities also applies.

This also applies to the development of other species in new regions. Halibut, barramundi and yellow tail are currently sold and are specialities. Halibut from Norway and Scotland are also sold to the more expensive restaurants in New York. The barramundi produced in Australia is a popular barbecue fish and the yellow tail is sold fresh to the Japanese retail sector. As far as cod is concerned, this year Nutreco will produce and market hundreds of thousands of fish. This represents approximately three hundred and fifty tons if they are ± 3.5 kilos per piece. Nutreco has a million small fish in the water and is building an infrastructure to achieve a capacity of ten million fish. That is thirty thousand tons. A programme was to be shown the following Sunday, 16 May 2004 on Vis TV on RTL5 about Nutreco's cod farming. The previous week, the same channel had broadcast a programme including information about Nutreco's sponsored reintroduction of salmon to the Rhine and Maas rivers.

Turnover and the major differences: Europe was a problem in 2003. Nutreco is relatively satisfied with business in America. In America, 75% of turnover is delivered directly to retailers, while this is only 25% in Europe. Fish from the farm in Chile go directly to the major retailers in America. This is a significant difference compared to the situation in Europe, where there are many distributors. In Europe, this may involve an industrial segment, such as smoked salmon, with large smokehouses in France and Denmark. This segment is virtually non-existent in America. Ninety-five percent of fish from Chile are sold as fillets or value-added products. When Nutreco started up as one of the first in Chile in 1988, Chile's major disadvantage was that the products are produced far away from the markets. These products have to be flown from Santiago to Miami. The Chileans made a virtue out of necessity by filleting the fish in Chile, rather than transporting the whole fish on ice, so that the heads and tails do not have to be transported expensively by air. As a result, an entirely different business model has emerged in America. It is Nutreco's job to ensure that the advantages of America are also now transferred to Europe.

Nutreco has a worldwide market share of approximately 40% in salmon feed and feed for other fish species. This business was also very successful last year. As in Agri, low costs are very important here. Research and development receive a great deal of attention, as does ongoing research into alternatives for fish meal and fish oil. These areas have sustainability issues as well as questions about availability.

Financial summary: Looking back at 2003, last year's clearing of the balance sheet by the 193-million impairment is noteworthy. Last year, it was announced that if the situation in Norway did not improve, if prices did not pick up and demand did not increase substantially, impairment would have to take place. This impairment was carried out with effect from 30 June 2003. Nutreco still has a healthy balance sheet. Last year, despite the disappointing results, the balance sheet showed a strong, free cash flow, which was applied to acquisitions. The net profit before impairment amounted to 56 million Euros, while the net profit in 2002 was 68 million Euros. Exchange rates played a large part in this 15% discrepancy.

Price and costs: Turnover per activity further shows that breeding and poultry meat activities were extensively influenced by Avian Influenza last year. In premix, salmon and fish feed, the greatest difference in EBITA can be explained by currency influences. The US Dollar is in free-fall, which means that the Dollar is falling not only compared to the Euro, but also compared to the Chilean Peso and the Canadian Dollar. Nutreco achieves 84% of its turnover in Europe and the remaining 16% in the rest of the world. Within Europe, the currency effects play a role with respect to the British Pound and the Norwegian Krone. However, for the most part, Nutreco is a company that achieves its turnover and conducts its business in Euros. The net result is illustrated in columns before and after impairment. The EBITA has fallen from 124 to 105. The financial income and expenses have declined, from 37 million to 30 million and, as announced last year, the effective tax rate was maintained at below 20%. Nutreco has a strong cash flow: cash flow from operational activities of 144 million resulted in a free cash flow before acquisition of 77 million, which is more than the 61 million from 2002. This free cash flow was used for acquisitions, such as to acquire the minority interests of third parties in Hendrix Meat Group in the Netherlands for example and in a number of farms in Norway, for an amount of 47 million.

Nutreco has a healthy balance sheet and the effect of impairment can be seen primarily in the intangible fixed assets, which fell from 392 to 199 million, and in the reduction in shareholders' equity. Shareholders' equity amounts to 536 million and the long-term debt amounts to 396 million. The ratio of net debt divided by shareholders' equity in Nutreco still amounts to 73%.

Activities and prospects: The trend is still towards increased emphasis on food quality. Nutreco is responding to food safety concerns with NuTrace, TrusQ and Fundisa.

Changing consumer behaviour: Alongside convenience products, the Atkins diet for example has had a major influence on eating patterns in America. Following many years of negative publicity, particularly for meat, Atkins diets and the trend towards fewer carbohydrates have meant that meat and fish are again being seen in a positive light. This is leading to considerable shifts in consumption.

The focus on sustainability, the dialogue with interest groups and stakeholders and the continuing research conducted by Nutreco are important. Nutreco was awarded the prize from the Secretary of State for Economic Affairs for the best social annual report. Nutreco is also among those companies with top performances in terms of sustainability on many ratings lists. The Social & Environmental Report was posted on the website and was also available in hard copy at the meeting.

Two years ago, Milieudefensie (Friends of the Earth Netherlands) took action against Nutreco for alleged abuses in Chile. The OECD examined this carefully over fifteen months of investigation, resulting in a 120-page report: not one of the complaints was founded. Three weeks previously, Mr **W. Dekker** himself went to Chile with Mr **H. den Bieman**. On this occasion, the President of Chile, **Ricardo Lagos**, opened Nutreco's new fish feed factory in the presence of many members of parliament. The entire salmon industry in Chile has created fifty thousand jobs in a very poor region. President **Lagos**, one of South America's most progressive presidents, called Nutreco and salmon development in southern Chile an example of the modern Chile he envisaged. This, combined with the very favourable OECD report, meant that the old argument by Milieudefensie was placed in the correct perspective.

A successful AgriVision conference was held in Noordwijk in 2003 and the 2004 AquaVision conference in Norway will be entitled, "How to make the blue revolution sustainable". The blue revolution in fish farming must be keenly aware of sustainability.

To summarise, Mr **W. Dekker** listed the activities of Agriculture and Aquaculture generally and centrally driven purchasing. Nutreco's purchasing accounts for over two billion Euros. Today, with all the IT systems, this takes absolute priority so as to continue to achieve the benefits of scale. Furthermore, priority is also given to the focus on food safety and working towards sustainable development for meat and fish products, together with an increase in sales to retailers and the food service and higher margins in fresh packaged products with a high added value.

In addition, he mentioned (i) the welfare concepts, (ii) streamlining the production organisations, (iii) as much market-driven product development as possible, (iv) investment in developing other farmed fish species, (v) optimising the feed side of the chain, i.e. compound feed, premix and fish feed, (vi) turnover growth in feed for young animals and pet food, (vii) production efficiency of course, (viii) product and process innovations, (ix) credit management is important in the situation in Norway and (x) the development of new feed varieties for other fish species.

Mr **W. Dekker** ended his presentation with the prospects for 2004. The Executive Board observed an improvement in the salmon market in Europe. Mr **W. Dekker** also mentioned the positive development in the Agri-business in Spain, particularly on the feed side.

Developments relating to pork and chicken meat in the Benelux countries seemed to be fairly positive in February. However, Asian Avian Influenza had had a considerable influence. For a number of weeks, Avian Influenza led to reduced demand for chicken products, particularly in Spain and the Netherlands. Mr **W. Dekker** was pleased to be able to report that those effects had now entirely vanished.

This year will see the first commercial harvest of cod, which is attracting a great deal of interest. Activities in 2003 form a good, strong starting point for further improvement in this business.

The Chairman thanked Mr **W. Dekker** very much for his explanation and invited the shareholders to ask questions.

One shareholder asked whether Nutreco is in any way involved in farming eel.

Mr **W. Dekker** said that Nutreco has been producing feed for eels for 40 years now and collaborates with most universities in the world, for instance through the delivery of test feeds. However, Nutreco itself does not currently produce eel.

The Chairman gave the floor to Mr **Persijn**.

Mr **Persijn** was representing the ABP Pension Fund Foundation (Stichting Pensioenfonds ABP: "ABP"). Mr **Persijn** asked about the far-reaching consequences of implementation of IFRS (International Financial Reporting Standards), as referred to on page 12 of the annual report. This indicates that the most significant difference will be in the valuation of livestock, particularly salmon. However, the report does not examine this in more detail.

Since the stocks item – which includes livestock – forms almost one quarter of the balance sheet total, this could lead to substantial changes in the balance sheet and the profit and loss account. The introduction of IFRS would also have considerable consequences for the way in which Dutch companies report on pension obligations and assets. The ABP would very much appreciate an indication of the impact on stocks and pensions on Nutreco's balance sheet and profit and loss account resulting from the switch to IFRS and, more generally, an outline of the state of affairs concerning preparations for the implementation of IFRS by Nutreco.

The Chairman thanked Mr **Persijn** and commented that the implementation of IFRS would have a considerable influence on the figures. He therefore asked Mr **C. van Rijn** to answer this question.

Mr **Van Rijn** indicated that several working groups within Nutreco were studying the consequences of IFRS on results. This did indeed affect pensions, as well as the valuation of fish. In addition, other factors are also involved. The Executive Board was planning to present an indication of the influences in August, when reporting the half-yearly results. However, it was still too early for this at present.

Mr **Dekker**, representative of the Association of Securities Holders in The Hague ("VEB"), started by complimenting the 2003 annual report which he thought was clearly much more informative than last year in terms of upgrading the feed package and in terms of the position of loans.

Mr **Dekker (VEB)** also had three strategic questions. Firstly, Mr **Dekker (VEB)** wanted to know what the implications were of the consolidation in the salmon industry under pressure. Could this be quantified? Mr **Dekker (VEB)** was thinking in this context of capacity reduction, possible bankruptcies and mergers. Secondly, Mr **Dekker (VEB)** noted that Nutreco had carried out a strategic study and asked which part of the portfolio did not satisfy Nutreco requirements and had to be eliminated.

With respect to petfood, Mr **Dekker (VEB)** asked how Nutreco competes with the large multinationals, which have much stronger brand support and distribution. Finally, he questioned why the upgrading of salmon products in Europe was unsuccessful, whereas it is very successful in the United States.

The Chairman gave the floor to Mr **W. Dekker** with respect to salmon consolidation.

Mr **W. Dekker** confirmed that the situation in salmon farming in Europe has actually been very poor for the past two-and-a-half years and that positive results had only been achieved in recent months. In Scotland and the Shetland Islands, bankruptcies have actually been declared, particularly in smaller and medium-sized companies. In Norway, banks such as Nordea have in fact become major shareholders of a number of listed companies. A number of small companies will probably be merged at the initiative of the banks. In Europe, salmon production is expected to be down by 8%, particularly in the second half of the year. For this reason, the management has looked at Nutreco's portfolio in order to determine whether Nutreco is carrying out the right activities. Certain activities could represent more value to another company than to Nutreco. This also involved examining the consequences for personnel and the business.

Until 1994, Nutreco had been active for twenty years as BP Nutrition in dog and cat food, with the Doko brand for dogs and Dokat for cats. These were sold separately to Spillers, now part of Nestlé. The world has only two major players: Nestlé and Mars. Nutreco has remained active in pet foods in Italy, Spain and Belgium.

Mr **Den Bieman** went on to say that Mr **W. Dekker** had already indicated that Nutreco is clearly more successful in America with the value-added products. The main reason for this is the different structures of the European and American markets. In Europe, a smaller percentage of sales goes directly to the retail sector and, furthermore, processing in Europe is often carried out locally, closer to the retail activity. Nutreco has made investments in this area, for example in France, where Nutreco itself has two processing companies.
However, this situation does not change from one day to the next; it is clear that the course taken by Nutreco is the correct one, but that it will take some time.
The Chairman thanked Mr **Den Bieman** for his explanation.

Mr **Sprengers** was representing the Association of Investors for Sustainable Development (Vereniging van Beleggers voor Duurzame ontwikkeling: "VBDO"). Mr **Sprengers** noted that reference had already been made to the good ratings achieved for Nutreco's sustainability report. The report also scored highly in the VBDO's ratings. However, the VBDO was of the opinion that external verification was still lacking. Mr **Sprengers** asked whether the management could indicate what Nutreco's plans are in this respect. Of course, suppliers remain an important point for many companies and certainly for Nutreco too. Nutreco has its own code. The VBDO wondered whether suppliers also had to comply with this and how they were measurable and controllable for Nutreco.

An important key performance indicator which is important to Nutreco specifically in terms of risks and thus to a large extent determines its shareholders' value, is the use of various raw materials. However, the annual report does not have much to say about this. In future, it should be possible to state the quantity and nature of the raw materials, as well as the changes in raw material consumption and Nutreco's policy in this respect.

In addition, Mr **Sprengers** had a brief question regarding what is shown under the "indexing" heading in the sustainability report, i.e. "not applicable" and "not reported". Mr **Sprengers** wanted to know what these mean and when they are used. Finally, Mr **Sprengers** commented that many companies receive questionnaires from sustainability rating bureaus as well as engage in dialogue with these bureaus. By completing and returning the questionnaires, a company runs the risk that management could provide more information to certain shareholders than to others. Mr **Sprengers** asked how, if Nutreco also completes these questionnaires, the management deals with this risk.

Regarding the ratings, Mr **W. Dekker** replied that Nutreco works with DHV and other experts. After first having concentrated on dialogue, Nutreco is now concentrating on the four major spearheads. Firstly, the preservation of Aquaculture under the "Aquaculture and Society" programme. Mr **Den Bieman** will discuss this in more detail with four hundred stakeholders, including NGOs, in Stavanger. In addition, food safety is another spearhead, together with the influence on local communities. Mr **W. Dekker** was pleasantly surprised to see what Nutreco companies in Chile are doing in this field. Together with animal welfare, these are Nutreco's four spearheads where work is also being done on KPIs (Key Performance Indicators) and the possibilities for external verification are also being examined.

However, the costs of this are considerable, and therefore it was decided to apply the resources in a different way. As soon as working with KPIs proves successful in the future, the management will probably look for verification in a number of specific cases.

Mr **W. Dekker** then noted that it is not easy to impose the same sustainability code on suppliers, nor can this be controlled. Milieudefensie's criticism with respect to Chile was partly related to this problem. Luckily, when inspected, all parties were found to be abiding by the rules. However, this could be given some attention from a structural perspective.

With respect to reporting on raw materials, Mr **W. Dekker** again referred to the AquaVision conference, the results of which will be available on the Internet. One of the subjects of the conference, for example, will be the replacement of fish meal and fish oil.

Together with the Ministry of Foreign Affairs and IUCN (International Union for Conservation of Nature and Natural Resources – an umbrella organisation devoted to sustainability), Nutreco is currently involved in a project to promote sustainable fishing in South America by using alternatives to fish meal and fish oil. For example, farmers in Chile are producing rape seed and pressing for oil. Both rape seed oil and canola are used as substitutes for fish oil, which also stimulates the local economy. Reporting is possible for such projects, but it is difficult to do this for all of the five million tons of raw materials purchased annually by Nutreco.

Mr **W. Dekker** proposed responding in writing to the question about the terms "not applicable" and "not reported".

When the company answers questions in questionnaires from rating bureaus and in questionnaires from banks, the information provided is exactly the same as that stated in the Social & Environmental Report. It is up to the banks and research agencies to decide how to use that information. Generally speaking, the same information about the Company is provided to all stakeholders.

Mr **Koenen** from Wageningen had a question about Nutreco's growth in the longer term. In the past, it was regularly stated at shareholders' meetings that Nutreco had a long-term objective of increasing the operating result and the net profit per share by an average of 10% per year. Since Mr **Koenen** could no longer find this objective in the presentation starting with last year, he wondered whether this objective still applied.

Mr **W. Dekker** confirmed that when the Company became was listed on the stock exchange in June 1997, the prospectus stated that the intention was to grow by at least 10% per year. That was the spirit of the time when the company was floated. At the time, it was also stated that balanced growth would be pursued between Aqua and Agri and that half of that growth would have to come from organic growth such as product innovation and cost savings and the other 50% from acquisitions, with a correspondingly different risk profile. In 2000, Nutreco had a year with 40% growth, but over the past two-and-a-half years, a number of business units have faced difficult market conditions. Under such circumstances, acquisition has been replaced by complete concentration on optimising existing activities. Over the entire period, Nutreco still scores relatively well, but the past two-and-a-half years have not been satisfactory. The priority now is to achieve improved results from the existing portfolio and to use some of the strong cash flow for minor acquisitions.

The Chairman then added that recent times had not been prosperous, partly because of Avian Influenza, and expressed the hope that such problems would not last forever.

Mr **Sandee** from Haarlem asked what risks are associated with Agriculture, given that 193 million Euros in goodwill had been written off because of the recent low salmon prices. After all, a significant amount of goodwill is still on the balance sheet for Agriculture. A second question regarding the impairment losses was whether the goodwill will be posted again as soon as the salmon industry starts to demonstrate considerable profits once more. Thirdly, Mr **Sandee** had a question about the Norwegian salmon industry: the annual report notes that the Norwegian salmon industry is regarded in a positive light. However, at present Nutreco is active in the salmon industry in various countries other than Norway and those countries are not mentioned in the annual report. Mr **Sandee** had understood from the annual report, with respect to the Norwegian salmon industry, that a substantial share of processing takes place in Poland because the Norwegian Krone is strong. Mr **Sandee** wanted to know what the result is of this move to Poland and whether this will be further extended and whether Agriculture might also perhaps be moved to Poland.

Mr **W. Dekker** suggested that the question about the Polish salmon processing should be answered by Mr **Den Bieman** and the Agri questions by Mr **J.B. Steinemann.**

Mr **Den Bieman** stated that it had been decided over the past year to carry out significant restructuring in Norway, as a result of which four of the seven processing plants were closed down. Nutreco's activities in Norway are directly related to production and require relatively little manpower. The production of frozen products can be carried out in another country and had therefore been transferred to Poland for cost reasons. Fresh products are processed closer to the market and the retailers. In this context, the example of France has already been mentioned.

With regard to meat production in Poland, Mr **Steinemann** answered that Nutreco's meat products are sold primarily to the retail sector. The point here is that, as with Aqua, the meat is produced, packaged and distributed relatively close to the consumption markets. Last year, the possibilities offered by Poland were examined, but much still has to change there in terms of food quality and food safety. However, over the next five years Poland will quickly become aligned with Western Europe and developments there will be closely monitored by Nutreco.

Mr **Zomer** asked about the composition of the incidental expenses amounting to 28.4 million Euros (p. 9 of the annual report). Mr **Zomer** asked whether this was related to arrangements made with customers and partners, since amounts of 15 and 20 million Euros are stated later in the report.

Mr **Van Rijn** confirmed that the amounts of 15 and 20 million Euros were indeed related to these arrangements, making a total of 35 million Euros. If 6.6 million Euros in reorganisation costs for closing a number of factories in Norway are deducted from this, the amount remaining is 28.4 million Euros.

Mr **Sprengers** commented that pages 12 and 13 indicate, with respect to pensions, that the total deficit compared to the degree of cover required by the Pension & Insurance Chamber (Pensioen- & Verzekeringskamer: "PVK") amounts to EUR 9,600,000, EUR 5,200,000 of which was provided over the course of 2003 in the form of a subordinated loan. In this respect, Mr **Sprengers** asked why a subordinated loan was only granted for part of the deficit, what the conditions are for this subordinated loan and whether it is the intention that the remainder of the deficit be made up and, if so, how.

Mr **Van Rijn** answered that the PVK distinguishes two types of deficit. Firstly, the deficit up to 100%. If the pension fund has a level of cover below 100%, additions must be made immediately to the debit of the profit and loss account. That is what has happened. The second type is the deficit over 100% (the PVK is asking for 105%). These deficits can be financed by a subordinated loan. This has been done by Nutreco for the deficit over 100%. Nutreco charges the market interest for this to the pension fund. This is a condition under which loans can be taken out with a company pension fund, given that two separate entities are involved. Repayment takes place when the pension fund has sufficient reserves to be able to repay. Since Nutreco's pension fund is in a relatively healthy position, this type of loan can be valued at 100.

Mr **Arens** asked whether any alternative actually existed to fish feed, since he had read that vegetarian food can make fish constipated or even give them diarrhoea.

Mr **Den Bieman** stated that fish need protein and energy which are found specifically in fish meal and fish oil, the major ingredients of fish feed. Attempts are being made to obtain these proteins and energy from vegetable raw materials as well, while avoiding potentially harmful side-effects.

Currently, research is at the point where half of the fish oil can be replaced by vegetable oil as well as a substantial share of the fish meal, although not yet 100% so as to avoid any potentially harmful effects.

Mr **Van den Bos** from Heemstede asked whether Nutreco is satisfied with the operation of the Movex system. Secondly, Mr **Van den Bos** noted that 25% of turnover is through retail in Europe and asked what the target will be for the next two years.

Mr **W. Dekker** stated that Movex is Nutreco's ERP system and that careful planning is required if software systems are to be converted throughout the company. This is taking place in stages at Nutreco.
Mr **Den Bieman** has made changes for fish feed in Canada and Chile and Mr **Steinemann** is busy with the changeover for business units in the premix business. In Poland and America, implementation is complete and the fish farms in Scotland are now also changing over to the same system. Ultimately, this will lead to one or two systems which will mean that activities can more easily be harmonised. The phased approach by Nutreco means that constant evaluation of implementation is possible; likewise, always working in the same teams benefits the quality of implementation. So far, the choice of Movex has proved a good one, although evaluation is still necessary.

In answer to Mr **Van den Bos**' second question, Mr **Den Bieman** said that the present 25% in Europe has to increase by 5 to 10% over the next one or two years. Since the market structure in Europe is different, it is unrealistic to want to approach America's 75% in the very near future.

Mr **Hagen** asked about the acquisition of minority shares in Hendrix Meat Group and Norwegian companies, which he could not find in the annual report.

Mr **Van Rijn** answered that the shares in question are not directly dependent on the holding, but are included in the annual accounts via the Norwegian Marine Harvest Holding and are consolidated with it. For this reason, these companies cannot be found on the list of holdings. **The Chairman** confirmed that this had had to be mentioned in a note for reasons of clarity.

Mr **Dekker (VEB)** asked for confirmation of his view that investments in processing capacity are the limiting factor within the context of salmon product upgrading in Europe, so that it is not so much a question of sales but chiefly of the production of these products.

Mr **Den Bieman** answered that upgrading the value-added products did not necessarily require investment from Nutreco as well. For example, in Poland and France, these activities are carried out by third parties on behalf of Nutreco, where these third parties have to make this investment. However, Mr **Dekker (VEB)** is partly correct.

Mr **Dekker (VEB)** asked again about the size of the potential disinvestment which would have to be made. Mr **Dekker (VEB)** also wanted the Company to formulate clearer financial objectives such as autonomous turnover growth for the next two to three years as well as the previously discussed profit growth. The Code also expects companies to publish these objectives.

The Chairman replied that it is very difficult to make information pertaining to potential disinvestments public. In this particular regard, the plans are as yet not concrete enough to allow for the provision of information. **The Chairman** also stated that after the difficult conditions of the past year, the management has become more careful with respect to making its financial objectives known.

Mr **W. Dekker** confirmed this and added that the "return on average capital employed" for the larger activities that have been in the portfolio for longer should be approximately 15%. For Aquaculture – with a ROACE of approximately 7 to 8% - this means doubling the return. These are good objectives for the medium term.

Mr **Dekker (VEB)** was not satisfied with this answer for one reason: the Company's management has its own internal objective in the new strategy, perhaps this covers a fairly broad range. Mr **Dekker (VEB)** was of the opinion that the management should share this objective for the coming 5 to 8 years with the shareholders.

The Chairman confirmed that internal objectives do exist but believed that it was still too early to disclose them. He will probably come back to this in the second half of the year.

Since there were no further questions, **the Chairman** brought this point on the agenda to a close and announced that 148 voting shareholders/proxies were present. The total number of voting shares present or represented at the meeting was 19,062,764 divided into 12,821,264 ordinary shares and 6,241,500 cumulative preference A shares with voting rights. This was 38% of the total number of issued ordinary shares and 100% of the cumulative preference A shares.

The Chairman tabled the 2003 annual accounts for approval.

4. Annual accounts for 2003

4.1 Approval of the annual accounts

The Chairman informed the meeting that the accounting policies used to draw up the consolidated accounts, consolidated balance sheet and profit and loss account, consolidated cash flow statement, the notes to the consolidated accounts and the other information are included on pages 67 to 103 of the annual report. **The Chairman** went on to say that the annual accounts for 2003 had been audited by KPMG Accountants N.V., the auditors of the Company, who issued an unqualified report reproduced on page 97 of the annual report. A copy of the annual accounts signed by the Supervisory Board and the Executive Board was now available for inspection with the Company Secretary. In accordance with Article 26 of the Company's Articles of Association, the annual accounts had been approved and were ready for adoption by this meeting.

Before giving the floor to other shareholders, **the Chairman** came back to the question from Mr **Sandee** who asked whether the impairment would be reversed if salmon prices were to rise. In this context, not only current salmon prices are important. The value is based on a valuation over several years, which is compared to the value on the balance sheet. In this light, the valuation may possibly be adjusted.

The Chairman asked whether anyone had any questions and gave the floor to Mr **Kleijnen** from Son en Breugel.

Mr **Kleijnen** asked by what percentage the cash flows had been reduced now that the expected cash flows from the acquisition appear to have been wrongly estimated. Furthermore, Mr **Kleijnen** asked why the same interest rate was used in 2003 as in 2001.

Mr **Van Rijn** indicated that approximately 400 million Euros were paid for the acquisition and that approximately 200 million Euros have been impaired so far. The correction to the cash flow is evident from this. In addition, Mr **Van Rijn** said that the interest rate used is the current interest rate.

Mr **Dekker (VEB)** wanted to know what the influence on impairment would have been if the price of salmon had been released earlier in Norway. Furthermore, according to Mr **Dekker (VEB)**, the restructuring provisions on page 19 did not entirely correspond to the table on page 76, leading him to ask whether an undisclosed provision existed. Mr **Dekker (VEB)** also asked what the efficiency and restructuring savings in 2003 – amounting to roughly 20 to 25 million Euros on an annual basis – have achieved and what this will mean in 2004.

Mr **Dekker (VEB)** also asked what amount had been set aside worldwide for salmon production support and whether this amount exceeded the current 24 million Euros spent on R&D. He was thinking of the upgrading and strengthening of the product portfolio.

Mr **Van Rijn** answered regarding impairment and the question about the deregulation of the salmon price in Norway that an impairment forms part of a long-term view and that this deregulation had no immediate consequences for impairment. Regarding the second question from Mr **Dekker (VEB)** concerning the provisions made, Mr **Van Rijn** commented that Mr **Dekker (VEB)** had probably not counted an amount of approximately 4 million Euros. This relates to an additional amortisation made on fixed assets, not posted via provisions but immediately to the debit of the fixed assets.

Regarding the restructurings, Mr **W. Dekker** replied that drastic action had been taken last year on the poultry side in the Benelux countries as well as in the salmon industry in Norway and Scotland as Mr **Den Bieman** had mentioned. What can be quantified is that this year Nutreco (i) wants to achieve a cost reduction in Aquaculture of EUR 10,000,000, including savings from moving the "processing plants" in Poland, and (ii) wants to achieve a cost reduction of EUR 6,000,000 on the poultry side this year.

In the near future, Nutreco also wants to stick to an amount of 24 million Euros per year on R&D spending. **The Chairman** preferred not to say any more about the total marketing budget.

Since the question from Mr **Dekker (VEB)** regarding the support for salmon products worldwide is somewhat competition-sensitive, Mr **Den Bieman** could only indicate that the costs for sales and marketing would probably double in the near future. Given the clear savings related to the restructuring activities, Nutreco will invest in the sales and marketing organisation and, for this reason, a doubling is still a significant objective in itself.

Mr **Brouwer** asked why, in 2003, pension costs did not increase, when the company has to build up these costs from 100% to 105%.

Mr **Van Rijn** answered that the pension fund is obliged to maintain the provision of 105%, not Nutreco. For this reason, this is not justified in Nutreco's annual accounts, despite the fact that it involves a subordinated loan. This is not an off-balance item because the pension fund is a legally independent entity with its own responsibility, its own annual accounts and its own auditor.

Since there were no further questions, **the Chairman** concluded that the meeting had no objections to the 2003 annual accounts and he therefore stated that the meeting had adopted the 2003 annual accounts.

Before proceeding to the following point on the agenda, **the Chairman** thanked the auditors very much for attending the meeting.

4.2 <u>Discussion of the reservation and dividend policy</u>

The Chairman announced that, in accordance with the best practice provisions of the Code, the Company's reservation and dividend policy would be discussed at the meeting, referring to the information regarding profit appropriation as set forth on pages 94 and 95 of the annual report.

When the ordinary shares were listed on the Amsterdam Euronext stock exchange – formerly AEX Amsterdam Exchanges – the dividend policy formulated by the Company for ordinary shares implied that an annual dividend would be paid out amounting to 30 to 35% of the net income owed to the holders of ordinary shares, so that the balance could then be added to the reserves. The dividend is paid out in the form of an interim and a final dividend with payment – bearing in mind the provisions of the Articles of Association – being made to the holders of ordinary shares either in cash or in the form of ordinary shares in Nutreco Holding N.V.

If the net profit does not allow payment to be made, it is proposed that the net profit be added to the other reserves and the dividend, in as far as possible within the aforementioned range, be debited from the other reserves so that dividend before impairment should be understood.

The Chairman asked whether the shareholders had any further questions regarding this part of point 4 on the agenda.

Mr **Van Ankeren** said that he had been instructed to abstain from voting on this point on behalf of foreign shareholders representing 110,490 shares.

Once this abstention had been recorded, **the Chairman** confirmed that the Company's reservation and dividend policy had been discussed and that the shareholders had no objections to the reservation and dividend policy.

4.3 Proposal to pay out dividend

The Chairman announced the proposal, after transfer to reserves and after the payment of dividend on the cumulative preference A shares in accordance with Article 27 of the Articles of Association, to add the net profit to the other reserves and to fix a dividend of 0.53 Euros per ordinary share to the debit of the other reserves. This corresponds to a dividend payment of approximately 35% over the net profit before impairment for the period 1 January 2003 to 31 December 2003, owed to the holders of ordinary shares. After deduction of the interim dividend paid out in August 2003 of 0.10 Euros, the final dividend amounts to 0.43 Euros per ordinary share.

In accordance with Article 28.2 of the Articles of Association, the Executive Board – with the approval of the Supervisory Board – proposed paying out the dividend at the shareholders' discretion wholly or partially, either in cash or in the form of ordinary shares in the capital of the Company.

Although tax reform in the Netherlands had made the choice of stock dividend less attractive to Dutch shareholders, experience from previous years had shown that retaining this possibility was appreciated by a substantial proportion of shareholders. The shares to be delivered for the stock dividend would be issued, i.e. not purchased. In accordance with this practice - adopted last year - it was decided that the ratio between the value of the dividend right and the cash dividend would be fixed by the Executive Board after trading hours based on the closing rate on the day of the meeting. With the exception of possible rounding-off differences, the value of the stock dividend will be the same as the dividend in cash.

The procedure to be followed and the period within which the choice must be made between payment in cash and payment in the form of ordinary shares in the capital would be published on Monday 17 May 2004 in the same newspapers as those which had advertised the convocation of this meeting and could also be consulted on Nutreco's website. The decision period is from 18 May to 1 June 2004. The dividend would be available for payment or delivery of the shares for stock dividend on 8 June 2004. **The Chairman** asked whether the shareholders had any questions on this matter.

Mr **Hagen** recalled that at one of the previous meetings, it appeared that shareholders abroad were having problems with dividend tax refunds and that, for this reason, they chose shares. Mr **Hagen** wondered whether this policy would be continued in the future.

Mr **Dekker (VEB)** completely disassociated himself from any VEB responsibility, but had understood at another meeting that in some countries, including Italy, dividend tax was refunded after some considerable delay. In such cases, this could amount to five years. For this reason, people in Italy very consciously choose stock dividend.

The Chairman answered that shareholders always have the choice.

Mr **Du Rieu** added that, in Belgium, an advance tax was still levied on dividend tax, part of which can be collected. Overall, however, a shareholder is still left with roughly 35% in costs.

Since there were no further questions about the payment of dividend, **the Chairman** asked whether anyone objected to the dividend payment and the proposed dividend. Since nobody raised any objections, **the Chairman** stated that the meeting had no objection to the proposed dividend and thus stated that the meeting approved the proposed dividend.

4.4 Endorsement of the policy pursued by the Executive Board

The Chairman stated that, in accordance with the Articles of Association, the meeting was asked to endorse the policy pursued by the Executive Board in 2003.

Since the shareholders had no questions and no shareholders wished to vote against, vote neutrally or abstain from voting, **the Chairman** noted that the meeting had no objection to endorsing the policy pursued by the Executive Board in 2003. **The Chairman** accordingly noted that the meeting had given its unanimous endorsement and thanked the meeting for doing so.

4.5 Endorsement of the supervision exercised by the Supervisory Board

The Chairman stated that, in accordance with the Articles of Association, the meeting was asked to endorse the supervision exercised by the Supervisory Board in 2003.

Mr **Persijn** (ABP) noted that Nutreco is a leader in performance-related pay. At the annual meeting of the Remuneration Committee and the Executive Board, the specific objectives are defined which the members of the Executive Board must fulfil in order to be eligible for variable remuneration components. In the following year, the Remuneration Committee evaluates the performances and then fixes the variable remuneration. This policy exists in order to formulate specific measurable objectives, which is supported by the ABP, particularly when linked to strategic company objectives. However, it was unclear to Mr **Persijn** how the policy related to the options allocated to the Executive Board in February 2003. After all, the Supervisory Board did partially base its decision to make an allocation on the fact that Nutreco's financial objectives between its flotation in 1997 and 2002 had been achieved. This would mean that, even in 1997, not only had the above financial objectives for the subsequent five years already been formulated, but that it had already been agreed then that the share options would be allocated in 2003 if the financial objectives had been achieved over those five years. Furthermore, it is also important to note that two of the current board members have not been directors at Nutreco since 1997, which means that these directors would have received performance-related pay for the period during which they were not Nutreco directors.

Mr **Persijn** asked whether **the Chairman** can confirm that this long-term performance pay for five years was agreed back in 1997. If not, should **the Chairman** not then acknowledge that the allocation of the options to the directors is of a somewhat random nature? Mr **Persijn** wanted to know what other criteria apply, given that the Supervisory Board only partly based its decisions on the increase in the profit per share since 1997, as well as how these other criteria relate to previously agreed performances to be rendered.

The Chairman gave the floor to Mr **W. Dekker**, since he has been employed by the Company throughout this period.

Mr **W. Dekker** has been employed by Nutreco for over twenty years. He was there for the buy-out, as well as the stock market flotation. As previously mentioned, the objective stated in the prospective for this flotation was a profit increase of 10% or more per year.

Mr **W. Dekker** had already explained the components comprising this objective. At the time of the stock market flotation, options were also considered and the Supervisory Board then ascertained that if this 10% or more per year on average could be achieved, the criterion for allocating options would have been fulfilled. That was the only criterion. Mr **De Jong** would discuss the new criteria next. Mr **Persijn**'s question related to 2003. At the time, average fulfilment of this criterion by Nutreco was indeed examined. As a result, the allocation exists irrespective of whether a director was also a director in 1997 or had only been employed by the company for six months or one year. People who had been employed for six months were allocated half of the options. Mr **W. Dekker** said that this criterion has been applied very consistently by the Supervisory Board since 1997.

Since there were no further questions from shareholders regarding this point and no shareholders wanted to vote against, vote neutrally or abstain from voting, **the Chairman** noted that the meeting had no objection to endorsing the supervision exercised by the Supervisory Board in 2003. **The Chairman** accordingly noted that the meeting had given its unanimous endorsement and thanked the meeting for doing so.

5. Corporate Governance

5.1 Explanation of the policy regarding Corporate Governance

The Chairman stated that Corporate Governance would be dealt with under point 5 and gave the floor to Mr **W. Dekker**, who gave a short presentation on this subject.

Mr **W. Dekker** explained that Nutreco aims to comply with the best practice provisions of the Code. Even before introduction of the Code, Nutreco was largely compliant. For instance, in 2002 the statutory two-tier rules were abolished, with the associated restrictions on the rights of shareholders regarding appointments. The shares have never been certified and all shareholders could – and in the future still can – cast one vote per share. For the past few years Nutreco has been using a system of a registration date for participation in general meetings, so that shareholders can take part in the general meeting without blocking their shares, provided registration has been requested by the stated time.

Following publication of the draft Code in July 2003 and publication of the final Code in December, the Executive Board and the Supervisory Board carefully examined the implications of the Code together and adjustments were made so as to comply as fully as possible with the Code and to report on this as extensively as possible in the 2003 annual report, although this was not absolutely necessary according to the Code. A whistle-blower's paragraph was added to the existing Code of Business Ethics, which can be consulted on the Company's website. The Supervisory Board's rules now also contain provisions relating to the committees of the Supervisory Board. The shares held by the Executive Board in its own company had already been given in discretionary management and from now on reporting on transactions in shares of other Dutch listed companies is to be made to the Compliance Officer of the Company, Mr **Verwilghen.** A separate Audit Committee already existed, chaired by Mr **Ligthart**; Mr **Rennemo** is also a member. They are both former CFOs. A separate Remuneration Committee has been formed, which is no longer chaired by the chairman of the Supervisory Board. Mr **De Jong** is currently chairman of the Remuneration Committee. The Remuneration Committee also acts as appointment committee. The Code of Business Ethics, the rules of the Supervisory Board and the practices followed by the Executive Board already comply with many of the best practice provisions of the Code, such as provisions regarding conflicts of interest, participation of members of the Executive Board in other executive boards or other supervisory boards and a system of checks and balances.

On the one hand, a number of fields within the company are the exclusive competence of the Executive Board and, on the other hand, the Supervisory Board and its committees play a role through the clear delegation of competence in material decision-making. The chairman of the Audit Committee has already reported on the activities of the Audit Committee and, as CEO, Mr **W. Dekker** was able to confirm that the depth and thoroughness of the formal inspection by the Audit Committee was of valuable assistance to the Executive Board in guaranteeing the integrity of the figures. The Executive Board is also pleased with the new remuneration policy and the new long-term incentive plan, which the chairman of the Remuneration Committee was to discuss later. This is because this has been tested for market conformity and goes further than purely the remuneration of the Executive Board, also devoting attention to the incentivising of a broader layer of management. The introduction of the Code has led to a number of refinements to the Corporate Governance policy. Some areas where the Company can foresee problems if the best practice provisions were to be applied immediately are mentioned on page 47 of the annual report.

These are:

- The appointment of the members of the Executive Board for a period of four years, since all current members of the Executive Board were appointed before introduction of the Code and some – including Mr **W. Dekker** himself – have already had long careers with Nutreco, spanning many years, based on permanent employment contracts. Members of the Executive Board who will be nominated for appointment in the future will be appointed on a four-year term basis;

- For the above reasons, it is also difficult to comply with the limitation on severance pay to one year's basic salary. The existing permanent employment contracts do not include this limitation. This will be the case for newly appointed members of the Executive Board;

- The Chairman of the Supervisory Board does not currently comply with the best practice provision in terms of the number of offices as a supervisory director. He has assured the Executive Board that he will reconsider each office when its term expires and he fully supports the policy of the Executive Board to aim for compliance with the Code. **The Chairman** confirmed that he will be compliant next year in terms of the number of offices;

- Mr **W. Dekker** went on to say that the Articles of Association still currently stipulate that the binding nomination of members of the Executive Board and the Supervisory Board can be rescinded by a majority of two-thirds of the votes at a general meeting, where a minimum of one-third of the capital must be present or represented. This provision comes from the former SER (Social and Economic Council) recommendation concerning two-tier status companies and will be applied next year at the latest at the general meeting of shareholders in a proposal to amend the Articles of Association. The Executive Board did, however, wish to point out that it was promised last year that the Supervisory Board would only make a binding nomination in highly exceptional cases, such as an imminent takeover bid. The reappointments of supervisory directors last year – no reappointments are due this year, according to the schedule – were made based on non-binding nominations to which a simple majority applies. Nutreco now also follows this best practice provision de facto, but this will be confirmed by an amendment to the Articles of Association.

The Chairman thanked Mr **W. Dekker** for his explanation and asked if any shareholders wished say anything on this matter.

One shareholder asked whether abolishing the statutory two-tier system was legally permitted in 2002 and whether the co-opting system was also abolished in 2002, since this goes hand in hand with the statutory two-tier system.

Mr **Verwilghen** confirmed that the statutory two-tier system was indeed abolished at holding level, but that it has been incorporated within the Dutch company, Nutreco Nederland B.V., where Mr **Ligthart** is chairman of the Supervisory Board. That was of course a legally permitted operation, supervised by civil-law notary P. Klemann of De Brauw Blackstone Westbroek. A similar change has also been introduced in various other companies in the same manner.
The Chairman added that the reason for incorporating the statutory two-tier system at Nutreco Nederland B.V. is that approximately three-quarters of its activities take place outside the Netherlands.

Mr **Persijn** wanted to compliment Nutreco, since Nutreco is not waiting until next year to implement the Code. The annual report shows that Nutreco endorses the relevance of the Code. The Executive Board has already indicated how it applies the Code and in which areas it has difficulty with the best practice provisions. It has also been decided that Nutreco should aim for the application of all best practice provisions. However, Mr **Persijn** noted in this context that the basic premise of the Code is that the company comply with the best practice provisions of the Code, unless reasons are stated for deviating from a particular best practice provision; "comply or explain". After all, circumstances may exist which justify possible non-compliance with a best practice provision. Mr **Persijn** had largely agreed with the rationale for the main areas where Nutreco departs from the Code. Mr **Persijn** concluded that the maximum amounts of severance pay will be applied for new members of the Executive Board.

The Chairman confirmed this.

Mr **Dekker (VEB)** concurred with the previous speaker, with one addition: the VEB in principle respects existing contracts as far as downsizing and contract duration are concerned.
However, when a change takes place that is as dramatic as the present change, where the allocation of shares can virtually double a salary, Mr **Dekker (VEB)** believed this was a reason to review the entire contract. The VEB wants to state very clearly that in this case the VEB also wanted to see existing contracts amended.

The Chairman thanked Mr **Dekker (VEB)** and confirmed that Nutreco is of course currently in a kind of transition phase because the Code does not actually take effect until next year. Nutreco has tried to satisfy the Code as far as possible. **The Chairman** said that this concerns a couple of areas of discussion which have not yet been entirely settled and which involve all kinds of contractual aspects. **The Chairman** promised to take that point on board. Discussions are ongoing on this matter.

The Chairman asked whether there were any more questions concerning Corporate Governance. Since there were none, he noted that the meeting had no objection to the Corporate Governance policy of the Company as set forth.

5.2 Adoption of policy regarding remuneration of the Executive Board

The Chairman gave the floor to the chairman of the Remuneration Committee, Mr **De Jong**.

Mr **De Jong** indicated that remuneration policy is covered by point 5.2 on the agenda and that one component of remuneration, the long-term incentive plan, would be covered under point 5.3.

Entirely within the framework of the Code, the remuneration policy is submitted to the general meeting of shareholders for adoption. The objectives of the remuneration policy are to motivate, attract and retain good management, to achieve a market-compliant remuneration policy based on a median level and a variable remuneration linked to certain measurable objectives, directly related to the desired performances of the Company. When setting up the remuneration structure and defining the various components, a labour market reference group was considered, i.e. companies with which Nutreco has to compare itself because talented staff have to be attracted to Nutreco in competition with those companies. The intention is that the level of remuneration be market-compliant and targeted at the median level. This remuneration level should not have the effect of pushing salaries up. The remuneration package will consist of (i) a basic salary, (ii) a short-term incentive, (iii) a long-term incentive, (iv) a pension and (v) other emoluments. In addition, every member of the Executive Board receives 3,471 Euros in expenses. Using this system, based on a target remuneration in the short and long term together with variable components, the Remuneration Committee expects to achieve a ratio for the chairman of the Executive Board of 40% fixed and 60% variable and, for the other members of the Executive Board, 45% fixed and 55% variable.
With respect to the basic salary, no adjustment was made in 2003. It has also been decided not to adjust the basic salary in 2004. Furthermore, remunerations are stated on page 82 of the annual report.

As far as short-term remuneration is concerned, no change has been made compared to the current situation. A bonus payment is made, depending on well-defined performances and objectives. Depending on the attainment of those objectives, the bonus can fluctuate between 0% and 60% for members of the Executive Board and 0% and 75% of basic salary for the chairman of the Executive Board.

The performance criteria or performance objectives are firstly the three financial targets: capitalised profit per share, free operating cash flow and EBITA. Then, an operational activities component exists which involves an assignment or task relating to certain reorganisation or restructuring that has to be implemented. This is very clearly defined. The third objective relates to corporate strategy and compliance. Some weighting is applied to the objectives. The financial targets account for 50% together and the two other objectives for 25% each.

The long-term remuneration will be discussed under agenda point 5.3.

Pension costs for the Executive Board are not expected to be adjusted in the near future. This is partly related to the fact that the basic salary is not being adjusted. Costs on an annual basis amount to 2%. A pension is built up of 70% of the last income earned over a period of thirty-five years. Each member of the Executive Board himself contributes one-third of the pension premium.

For new board members, the intention is to comply fully with the provisions of the Code. The redundancy payments are limited to one year's basic salary and the appointment term for new directors is limited to four years. For the time being, existing contracts are being honoured.

The Chairman thanked Mr **De Jong**. **The Chairman** asked whether anyone had questions concerning this point on the agenda, with the exception of the schemes for options and shares which would be discussed subsequently.

Mr **Persijn** noted that more information had been given at the meeting than is contained in the annual report and additional documents and that made it difficult for him, as a shareholder, to decide how to vote. Mr **De Jong** had now outlined the directors' remuneration policy with effect from 2004 and indicated that the fixed portion would be reviewed once per year. Mr **Persijn** wondered why this review has to be carried out annually and whether it could be downwards as well as upwards. How exactly will the Remuneration Committee assess whether a revision is even needed? Mr **Persijn** also wondered whether the variable remuneration would also be discussed.

The Chairman confirmed that some discussion would indeed take place later about the variable remuneration, but that this included the bonuses. A bonus of between 0% and 70% of the basic salary can be earned. The Supervisory Board examines whether the performance objectives stated in the performance contracts have actually been attained.

Mr **Persijn** noted that the performance objectives for the variable remuneration for 2004 are not stated. This is not yet necessary but, in listing the areas of departure from the best practice provisions of the Code, the Executive Board did not mention having problems with the best practice provision, which requires a summary of performance criteria for the variable remuneration components, the reasons for those criteria and a summary of the desired method to be used and whether the performance criteria have been achieved. Mr **Persijn** asked whether this summary could be included in the reporting for 2004 and in the remuneration policy for 2005.

The Chairman thanked Mr **Persijn** and indicated that the objectives of the variable remuneration have always been an issue at past shareholders' meetings. However, these objectives are also related to competition-sensitive matters. For this reason, the system can be stated, but not the content. After all, these objectives are related to weaknesses that have to be corrected and the Company does not want to publicise this if possible.

Mr **Persijn** could well imagine this but asked whether the Executive Board was prepared to state the performance objectives and testing criteria for the previous year in retrospect.

Regarding the basic salary, Mr **De Jong** said that this is reviewed annually so as to check whether specific circumstances have arisen which should bring about an adjustment of the basic salary. This can also be a downward revision. The annual adjustment to the annual salary was not devised as a means of increasing basic salaries on an annual basis.

A peer group has been established, together with the median applicable to the peer group, and this has been compared to the remunerations of Nutreco's Executive Board. The bonus is fixed in accordance with the various criteria which have been very clearly formulated. These are fixed amounts which have to be attained in terms of earnings per share or free operating cash flow or EBITA: clearly defined targets that are agreed upon. The operational activities that have to be undertaken are also established, together with the industrial policy to be developed. Then, the various stages required to implement the policy are also committed to paper.
When the time comes for determining whether the management or the Executive Board has fulfilled the criteria, the Remuneration Committee will examine the matter. This will also be checked by the auditor. Thus, the bonus is precisely defined and it can vary between 0 and 60% of the basic salary, without including a discretionary element.

The Chairman thanked Mr **De Jong** for his explanation and again indicated that allocation of the bonuses is checked by the auditor and that last year's basic salaries were not increased, although this was discussed. No inflation correction was even applied.

Mr **Persijn**'s last question was why no indication was given that the management has a problem with this best practice provision and how this will be dealt with next year.

The Chairman said that he would consider this next year. The same discussions were also taking place within other companies. Nutreco will give an explanation in the annual report of the nature of the various components of the objectives and will indicate that nothing is being said about the content of the objectives because of the associated competition-sensitivity.

Mr **Arens** from Hilversum asked about the composition of the peer group: who and why? Other companies in the Amsterdam Midkap Index opt for an entirely different peer group. All potential managers' salaries vary in this way.

The Chairman thanked Mr **Arens** for this question and asked Mr **De Jong** to explain Nutreco's reasoning.

Mr **De Jong** would ideally have liked to see a peer group composed of companies from the same branch as Nutreco, including Dutch companies of about the same size and complexity as Nutreco. However, this was not possible in the industry where Nutreco operates. For this reason, Nutreco has to compare itself to similar companies that are reasonably comparable to Nutreco in terms of complexity and international exposure.

Mr **Kemper** asked if there is any target bonus. He asked whether the targets the members of the Executive Board have to attain are fixed in such a way that they are clearly expected to be met. Furthermore, Mr **Kemper** asked what the members of the Executive Board have to do additionally in order to obtain the maximum bonus.

Mr **De Jong** confirmed firstly that the comparison with other companies is necessary in order to determine whether the company is at the median or in the region of the median.

Then, objectives are formulated. These are challenging objectives and the Supervisory Board thinks that if a director actually achieves them – which is no mean feat in itself – it must then be possible to reach 50% of the annual salary. If a director far exceeds this level, he can then ultimately reach that 60 or 75% level. **The Chairman** adds that it is not easy to reach 50 or 40%. That in itself is a fairly ambitious objective.

Mr **Kemper** noted that at Numico – where Mr **Zwartendijk** is also chairman of the Supervisory Board – Mr **Zwartendijk** has said that if the bonus is obtained, it is also a reason for celebration by the shareholders. Mr **Kemper** asked whether this is also the case at Nutreco.

Mr **De Jong** confirmed that he thinks that these are indeed challenging objectives. So they should be because, although the issue here is the bonus, this is also an extension of the long-term incentive plan. The long-term incentive plan ultimately also incorporates financial objectives. This is then translated into a total shareholders' return. Only if the company performs well enough compared to the peer groups in the long-term incentive plan can shareholders ultimately benefit from the long-term incentive plan.
The Chairman then asked Mr **W. Dekker** whether a party would be organised if the members of the Executive Board obtained the maximum bonuses.

Mr **W. Dekker** said that he was in agreement with the chairman of the Remuneration Committee. This was year one of a long-term performance and the long-term incentives must absolutely be included as well. If things go well over a longer period, then there would be reason to celebrate.

Mr **Arens** asked whether the peer group could be changed next year.

Mr **De Jong** said that that was in fact envisaged. If a company merges, is taken over by another company or if one of those companies is doing so badly that it in fact no longer belongs in that peer group, the company in question drops out and is replaced by another company. However, this only happens under exceptional circumstances. A reserve group exists that matches the companies in the peer group in terms of profile.

Mr **Arens** asked whether, if a company drops out, the entire peer group was replaced or only the company that has dropped out.

Mr **De Jong** said that only the company that dropped out is replaced.

Mr **Hartman** asked whether there were any plans to replace KLM or whether Air France would be included in the peer group.

The Chairman asked Mr **De Jong** to answer this question. Mr **De Jong** stated that current opinions were not yet in favour of replacing KLM. Current opinion was that the KLM/Air France combination still fits perfectly within this group. If KLM shares were no longer listed, a solution would probably have to be found but it has not come to that yet.

Mr **Bouter** wanted to know whether the comparison with the median of the peer group only applied to the basic salary or is also used for the variable share of the salary and/or is used for both categories of peer group.

Mr **De Jong** said that a peer group had been established for the basic salary and a separate group for the long-term incentive plan.

Since there were no further questions about this point on the agenda, **the Chairman** moved on to the question of whether anyone wanted to vote against or abstain from voting. Mr **Persijn** abstained from voting on behalf of the ABP Pension Fund Foundation and on behalf of a foreign shareholder with 973,750 shares and Mr **Dekker (VEB)** abstained from voting on behalf of the VEB with 55,828 shares. **The Chairman** then noted that the meeting had adopted the remuneration policy of the Executive Board by a majority of votes.

5.3 Approval of performance-related shares and performance-related options scheme

The Chairman gave the floor to Mr **De Jong**.

Mr **De Jong** indicated that, at the beginning of this year, on the recommendation of an external consultant – Towers Perrin – an entirely new plan was devised, intended to develop a long-range incentive plan. This plan includes both an incentive and a retention element.

Performance-related shares:
These are shares allocated by the Supervisory Board at the suggestion of the Remuneration Committee, without financial compensation. The objectives for allocation are defined by the Supervisory Board at the suggestion of the Remuneration Committee. These shares will be included as remuneration costs in the 2004 profit and loss account.

The actual number of shares the Executive Board receives depends on the total shareholders' return (TSR) which the Company has achieved over a period of three years, compared to the TSR of a selection of comparable companies (the "peer group"). The TSR measures the return obtained by the shareholder and reflects both the price trend of the Nutreco share and the value of the dividend earnings, based on the assumption that dividends are reinvested in Nutreco shares on the date when the share goes ex-dividend. The peer group consists of the following companies:

- Campofrio Alimentacion (Spain);
- Conagra Foods Inc. (USA)
- CSM N.V. (AMX The Netherlands);
- Evialis S.A. (France);
- Fugro N.V. (AMX The Netherlands);
- Heijmans N.V. (AMX The Netherlands);
- Koninklijke Boskalis Westminster N.V. (AMX The Netherlands);
- Koninklijke Wessanen N.V. (AMX The Netherlands);
- Koninklijke Vopak N.V. (AMX The Netherlands);
- L.D.C. S.A. (France);
- Océ N.V. (AMX The Netherlands);
- Vendex KBB N.V. (AMX The Netherlands).

The exact number of shares the members of the Executive Board receives is determined after three years (vesting) and depends on improvement of the Company's position within this peer group. When the peer group was defined, Nutreco was in last place in the peer group. If the position of Nutreco moves up to 10th place, the members of the Executive Board will be allocated 10% of the assigned number of shares.

If its position moves up to 1st place, they will be allocated 150% of the assigned number of shares. This position will be verified by the Company's external auditor. Mr **W. Dekker** was allocated 30,000 performance-related shares, each of the other members of the Executive Board were allocated 20,000. The shares obtained at the time of vesting should be retained from that time for a period of 5 years.

Performance-related options:
The allocation conditions are the same as for performance-related shares. The number of options the members of the Executive Board are actually receiving will not be known for three years. From then on, these can be freely exercised for an exercise period of five years. In view of the introduction of the performance-related shares, the number of options allocated to the members of the Executive Board has been reduced compared to previous years. Mr **W. Dekker** was allocated 11,250 options; the other members of the Executive Board received 7,500.

Mr **De Jong** indicated that a retention element was linked to this plan. If a member of the Executive Board is dismissed or unilaterally departs before vesting, that member of the Executive Board loses his claim to both performance-related shares and performance-related options. This does not apply to departure through retirement or illness. It is also assumed that the relevant member of the Executive Board will stay on for a longer period.

The members of the Management Committee (7 in total) were allocated 7,000 performance-related shares and 3,000 performance-related options, to which the same conditions for vesting and retention of performance-related shares are applicable.

Finally, Mr **De Jong** referred to page 54 of the annual report, which explains that the group of managers and staff to whom options were allocated in the past has been significantly reduced (from over 300 in the past to 53 now). These options are also performance-related and the aforementioned conditions apply to them. A substitute long-range remuneration plan has been developed for the management layer that is no longer eligible for the allocation of options, to which the same performance criteria apply as to the performance-related shares and options, on the understanding that 50% of the amount is fixed and therefore does not depend on performance. The existing Employee Share Participation plan was continued in 2003 and it has been decided that it will also be continued this year.

The Chairman thanked Mr **De Jong** and asked whether there were any questions on this matter.

Mr **Dekker (VEB)**, who was representing 167 shareholders at this meeting, had serious objections to this plan. The first objection related to the peer group. The VEB does not think it is correctly constituted. For example, it includes three building companies with a completely different economic cycle. The VEB would prefer to compare Nutreco at European level with companies preferably in the food industry and perhaps some related companies, such as retailers, but certainly not with totally different companies. It is clear that building companies have done much better over the past three years during the economic boom than Nutreco, for example. This will probably change over the next two years.

Furthermore, Mr **Dekker (VEB)** again indicated that he saw the review of the shares and option scheme for members of the Executive Board as a reason to amend the existing contracts with present members of the Executive Board and to abolish the severance payment.

Mr **De Jong** indicated that a member of the Executive Board receives 100% of the shares allocated to him if Nutreco is one of the top five in the peer group. However, Mr **Dekker (VEB)** indicated that page 53 of the annual report stated that even if Nutreco is one of the top 7, a director receives 100%.

Mr **De Jong** indicated that Mr **Dekker (VEB)** was indeed correct. A member of the Executive Board receives 100% if Nutreco is one of the top 7-5. That is the middle of the range.

Regarding Mr **Dekker (VEB)**'s first question, Mr **De Jong** responded that the Nutreco Remuneration Committee was not able to find companies within The Netherlands that carry out similar activities. More similar companies are found abroad, which is why the peer group includes several foreign companies.

The Chairman then gave the floor to Mr **Persijn**.

Mr **Persijn** could largely agree with the comments of the VEB.
Mr **Persijn** said that the ABP appreciated Nutreco publicising this peer group in accordance with the Code, but the ABP was also bothered by the composition of this peer group because it included many different companies than those comparable with a company like Nutreco. The ABP agreed with the criterion of total shareholders' return but could not actually see the comparison with the companies listed.

Mr **Persijn** asked **the Chairman** to explain this and wanted to emphasise that these other companies had very little in common with Nutreco in terms of risk return profile.

The Chairman believed that it was very difficult to find any company that is like Nutreco. Nonetheless, a peer group was selected so that Nutreco could be compared to something. Nutreco does not operate in isolation and the performances of the members of the Executive Board have to be compared with performances of the boards of other companies. The question of which companies these should be is justified. Mr **W. Dekker** has thought about this right from the start.

Mr **Persijn** asked whether Mr **W. Dekker** or Mr **De Jong** could in fact indicate what these comparable goals actually are and what Mr **De Jong** was referring to when he said that these companies in the peer group were facing comparable challenges.

Mr **W. Dekker** answered that this relates to the performance goals, i.e. the second peer group. Regarding the first peer group with reference to agenda point 5.2, the decision was to compare Nutreco with a Dutch peer group, since Nutreco is listed in Amsterdam on Euronext.

The peer group concerning this point on the agenda, 5.3, is geared much more towards industry. When establishing this peer group, advice was obtained from consultants who have also established peer groups for other companies. In the banking sector, it is easier to find comparable companies that are listed, large and international. This was not possible for Nutreco. Attempts were made but the results were very small companies that are listed elsewhere and the Executive Board did not think this was realistic. The decision was taken to choose as many AMX funds as possible, since this group also includes Nutreco. Another criterion was that the companies in the peer group already had to have been listed for three years, so that they had some history. As a result, many Norwegian companies had to be dropped. Attempts were also made to find comparable companies for parts of Nutreco's portfolio. This was successful, resulting in the choice of Campofrio, the large Spanish meat company. Campofrio has been listed on the stock exchange for a long time, it has a good reputation and a good free float. Companies with only 25% free float cannot be compared to a listed company. Conagra Foods is a much larger company than Nutreco, but it does have several activities in Europe. It is the number three poultry player in Spain and has feed activities. For this reason, this American company was also included in the peer group. In addition, Evialis is number one in France in terms of compound feed. The aquaculture companies are missing from the peer group because the Norwegian companies have either not yet been listed for three years or have undergone dramatic correction which means that entire market capitalisation was much too small. Objective criteria were therefore used. This is in line with how others constitute a peer group.

The decision was taken to include approximately half as AMX companies, because this is also what Dutch investors look at, as well as to find companies with some activities comparable to Nutreco's activities. The criteria for this were: stock exchange listing, a certain size, a certain free float and existing for at least three years.
The peer group currently selected is the best peer group that, with the assistance of consultants, could be created.

Mr **Hartman** thought it courageous of the Executive Board to have dared to put together a peer group. Mr **Hartman** wanted to know, with respect to this peer group, whether it will include an investment group next year.

The Chairman again emphasised that Nutreco is in a branch which has no direct competitors. Campofrio is in fact the only one that comes close. It was possible that the Remuneration Committee might take another look at the composition of the peer group over the next year to see if it is really the ideal group.

The Chairman asked whether Mr **W. Dekker** wished to add anything to this.

Mr **W. Dekker** said that the peer group already had three reserve companies. Laurus could replace Vendex-KBB; possibly Provimi, but it has a free float of only 25%. Perhaps mergers in Norway will produce high-performance, stock exchange listed fish companies, such as Fjord for example. This company is now on Nutreco's reserve list.
The Chairman states that another criterion being examined is the group against which analysts compare Nutreco. This is the first time Nutreco has worked with peer groups and further adjustments will probably be made, but not until next year.

One shareholder noted that the aforementioned comparison with the peer group serves to define the number of conditional options and shares that become unconditional for a certain period. He had understood that fewer options were allocated this year than last year and he wondered whether permanent arrangements existed for this purpose.

Mr **De Jong** answered that the numbers are fixed. Last year, only options were involved, not shares. Last year a total of 392,700 options were allocated to Company employees and this year this figure was 194,750 options. This is a considerable reduction in the total number of performance-related options allocated. Last year no shares were allocated; this year 139,000 performance-related shares were allocated, a substantial proportion of them to the Executive Board.

The total costs that had to be included in the annual accounts will be slightly lower for 2004 compared to 2003. These are the numbers given above in the combination of options and shares.

The Chairman gave the floor to Mr **Jansen**.
Mr **Jansen** noted that options used to be related to a certain price and, as far as shares are concerned, Mr **Jansen** had understood that shares were only allocated if the price had doubled and he thought this should also be applicable here.

The Chairman confirmed that that could also be a system, but that a different system had been chosen within Nutreco. Mr **De Jong** noted that this system, where Nutreco's performance is compared to that of other companies, can lead to nothing being allocated – neither options nor shares – if Nutreco's performances compared to the twelve other companies do not change over the next three years. If the performance level improves somewhat, the shareholders benefit and the Executive Board also receives higher remuneration.

The Chairman noted that the system of doubling, for example, sounds interesting but, in the current economic climate, is hard and also depends on the social situation; perhaps a doubling of the listed price is not so difficult after all. A much better comparison criterion is to look at the peer group. Performances with respect to these other companies are indicative and if these other companies triple, then Nutreco also has to triple. For this reason, the conclusion was reached within Nutreco that a comparison with a peer group would make more sense and would in fact be the best way to test performances. Discussion on who the peers are could go on for a very long time. According to Mr **De Jong** this is also entirely in line with the Code. The Code does require that the peer group then be published.

Mr **Van Erum** from Veldhoven commented that challenging objectives had been mentioned but, in the report, Nutreco is in position thirteen overall. For this reason, Nutreco cannot slip down the rankings.

The Chairman confirmed this but indicated that the Executive Board does not begin scoring until Nutreco is in tenth place. For this reason, Nutreco has to move up from thirteenth to tenth place.

Mr **Van Erum** asked whether Nutreco should not be in the middle bracket in order to score.

Mr **De Jong** said that the intention was not to give the Executive Board no variable remuneration. A package has to be offered that is interesting enough, challenging and that fits in with the desires and requirements of the shareholders, but also sufficiently interesting to bring in the managers to work on those performances and to also attract them in competition with other companies. These are all elements affecting the overall remuneration package. This is a method that is also applied elsewhere in industry. This system works. Mr **De Jong** indicated that it is very disappointing if nothing has been allocated in any year after a certain time. However, that can happen. A director knows in advance how the cards have been dealt and what his chances are.

Mr **Kemper** asked whether the number of options and shares is bound by a maximum or is unlimited and whether it is entirely determined by the peer group.

Mr **De Jong** answered that the chairman of the Executive Board has now been allocated 30,000 shares and the members of the Executive Board 20,000 each. If Nutreco achieves maximum performance and reaches number one in three years, the chairman of the Executive Board will receive 30,000 times 150%, i.e. 45,000 shares, and the members of the Executive Board will then receive 30,000 shares. That is very clearly the maximum.

Mr **Kemper** indicated that he had the impression that the system presented here would in any event apply for longer than one year. Mr **Kemper** wanted to know what the basis and the maximum were.

Mr **De Jong** stated that nothing could be said about this at present. However, now that the remuneration policy is on the agenda, it was being explained at this meeting that Nutreco will work with these components and that the long-term incentive plan was currently being discussed. For the year 2004, Nutreco wanted to allocate the aforementioned amounts to the members of the Executive Board. If Nutreco wants to allocate different amounts next year, this change will again be submitted to the General Meeting of Shareholders.

Mr **Persijn** noted that Nutreco was still looking into how it can all be properly worked out. Page 53 of the annual report states, "subject to the approval of the remuneration policy by the General Meeting of Shareholders", the remuneration of the Executive Board will comprise a number of components." Thus, the management itself formulates the condition that allocation of performance-related shares and performance-related options may only take place after approval by the General Meeting of Shareholders.

Mr **Persijn** was therefore surprised to read that many thousands of shares and share options were allocated to the members of the Executive Board on 18 February 2004. This caused Mr **Persijn** to ask a number of questions.
Mr **Persijn** wanted to know how the Supervisory Board was able to decide to allocate shares and share options to the Executive Board, while the remuneration policy – including the share plan, the share option plan and the number of options to be allocated – had yet to be approved by the General Meeting of Shareholders.

Mr **De Jong** replied that this was a conditional allocation, on condition that the General Meeting of Shareholders approve the policy and the quantities. For this reason, this is not an allocation for which no consent was given.

Furthermore, Mr **De Jong** indicated that the shares have merely been allocated and they are only unconditionally allocated once the performances described have been delivered.

The Chairman noted that Mr **Persijn**'s remark was correct; it is indeed conditional but in the annual report it is worded very emphatically.

The Chairman asked if there were any further questions.

Since there were no further questions, **the Chairman** proceeded to the question of who wanted to vote against or abstain from voting. Mr **Dekker (VEB)** voted against on behalf of the VEB and Mr **Persijn** also voted against on behalf of the ABP Pension Fund Foundation. Since there were no further votes against, **the Chairman** noted that the meeting had no objection to approving the proposed scheme regarding performance-related shares and performance-related options, taking note of the exceptions made by Mr **Dekker (VEB)** and Mr **Persijn** (ABP Pension Fund Foundation). **The Chairman** thanked the meeting for this.

5.4 Remuneration of the Supervisory Board

The remuneration of the Supervisory Board did not change over the year under review and it was also proposed that it be left unchanged again for 2004 at 27,227 Euros for the members and 38,571 Euros for the Chairman. Remuneration of 2,500 Euros per session is envisaged for participation in committee work.

The Chairman asked if there were any further questions on this matter. Since there were no further questions, **the Chairman** noted that the meeting had no objection to the remuneration of the Supervisory Board and noted therefore that the meeting unanimously approved this remuneration.

6. **Appointment of KPMG Accountants N.V. as external auditor**

At the recommendation of the Audit Committee, **the Chairman** proposed appointing KPMG Accountants N.V. as the Company's external auditor for a period expiring immediately after the General Meeting of 2005. KPMG Accountants N.V. will be represented for this appointment by Mr Kreukniet. Mr Kreukniet has been the senior partner since last year and was present at the beginning of the meeting.

Since there were no questions concerning the appointment of KPMG Accountants N.V. as the Company's external auditor, **the Chairman** noted that the meeting had no objections to the appointment of KPMG Accountants N.V. as external auditor for the period ending immediately after the general meeting of 2005.

7. **Authorisation of the Executive Board for a period of 18 months – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take up shares as referred to in Article 8 of the Articles of Association of the Company, as well as to exclude or restrict the pre-emption right as referred to in Article 9 of the Articles of Association of the Company**

In accordance with Article 8 of the Articles of Association of the Company, the meeting was asked to grant the Executive Board authorisation to decide on the issue of shares, on the granting of rights to take up shares and on restricting or excluding the pre-emptive rights of shareholders. The authorisation applied to all non-issued shares.

The authorisation is limited to 10% of ordinary shares in circulation for the issue of ordinary shares, to be increased to 20% in the event of a merger or takeover.

The duration of the authorisation being requested was 18 months, starting after approval of the motion. **The Chairman** asked the meeting whether there were any questions on this point of the agenda.

On behalf of Fortis ASR, Mr **Ipenburg** stated that he was not in principle opposed to the issue of shares. Mr **Ipenburg** did, however, have a problem with the limitation and the exclusion of pre-emptive rights for shareholders. Fortis ASR therefore voted against this point, with 4,427,957 votes.

The votes against were recorded. Since there were no further questions or votes against, **the Chairman** noted that the meeting had authorised the Executive Board to issue shares and to restrict the pre-emptive right to 10% or 20%.

8. **Authorisation of the Executive Board for a period of 18 months - subject to the approval of the Supervisory Board - of purchase by the Company of its own shares as referred to in Article 10 of the Articles of Association of the Company**

In accordance with Article 10 of the Articles of Association of the Company, the meeting was asked to grant the Executive Board authorisation, for a period of 18 months following approval by the Supervisory Board and without prejudice to the provisions of Section 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the issued share capital in the Company at a price per ordinary share of between the nominal value of the ordinary shares and 110% of the average price of ordinary shares on the Amsterdam Euronext stock exchange for the five trading days preceding this acquisition.

Section 98, Book 2 of the Dutch Civil Code, referred to above, contains a number of conditions which the shareholders' equity of the Company should fulfil when own shares are purchased. Based on the annual accounts just adopted by the meeting, these conditions have been met in all respects. If decided for that, the purchase of the ordinary shares, will take place to cover the granted performance shares and -options.

According to Article 29.1.c of the Articles of Association of the Company, this authorisation is subject to the prior approval of the holders of cumulative preference A shares. **The Chairman** confirmed that the holders of these shares have consented to the proposed authorisation. Since there were no further questions concerning this point on the agenda, **the Chairman** observed that the proposed authorisation had been granted.

9. Announcements and Any Other Business

The Chairman reminded the meeting that those entitled to attend the meeting could ask the information desk for a card on which they could indicate whether they wished the minutes of this meeting and other documents to be sent to them. **The Chairman** invited those present at the meeting to complete this card and hand it in at the information desk or to forward it to the Company.

The Chairman asked whether any other shareholders wished to take the floor.

Mr **Hartman** wanted to know about the exchange ratio of the optional dividend.

The Chairman replied that the price after the close of business on the Amsterdam Euronext stock exchange on 13 May 2004 amounted to 25.08 Euros and that the Executive Board has established that 58 dividend rights grant entitlement to one new ordinary share. Therefore, 1/58th of an ordinary share represents a value of 0.428 Euros, which is 0.6 percent lower than the gross final dividend in cash of 0.43 Euros per ordinary share (apart from this rounding-off difference, the value of the cash dividend is the same as the stock dividend). **The Chairman** thanked Mr **Hartman** for his comment.

Mr **Dubbeldam** from Alkmaar said that it surprised him that the Nutreco price was falling on the morning of the General Meeting, which he associated with prior knowledge. However, he had read a press release from Nutreco in the lobby saying that today, 13 May, Nutreco was expressing certain expectations and that Nutreco would give a brief explanation during the General Meeting of Shareholders of the operational course of business when examining the prospects for 2004 in more detail. Thankfully, therefore, the price drop was not the result of prior knowledge but of the press release. However, Mr **Dubbeldam** was surprised that when a meeting of shareholders is held, the press seemed to have been informed in advance of what would be discussed. This detracts from the importance of attending the general meeting. Mr **Dubbeldam** acknowledged the importance of informing the press but would have preferred that the press release be kept under embargo until 14.30 hours on 13 May, so that it could have appeared in the evening newspapers.

The Chairman acknowledged that Mr **Dubbeldam** was touching on a sensitive topic and gave the floor to Mr **W. Dekker**.

Mr **W. Dekker** replied that the question had also been asked earlier in the meeting about the provision of information to one party or exactly the same information at the same time to all stakeholders. Over the past two years, Nutreco has followed exactly the same procedure. On the day of the General Meeting, a trading update is issued before the opening of trading. This also gives the Company the freedom to talk not only about 2003 but also about current affairs, against the background of the trading update. The trading update is also given because the Company publishes its full-yearly figures at the end of February and then again its half-year figures in August. Mr **W. Dekker** stated that this method was chosen precisely because Nutreco is not so keen to only inform the press, but tries to give everyone new information at the same time.

Mr **Dubbeldam** would in that case have appreciated information being published under a time embargo.

Mr **W. Dekker** replied that it has to be done this way because of the stock exchange rules.

Furthermore, Mr **Dubbeldam** commented that he had requested access to this meeting in the usual way and plenty of time in advance but did not receive tickets until Tuesday afternoon and then only after making a couple of telephone calls. He asked whether Nutreco could arrange with its bank to have tickets issued at least one week in advance.

The Chairman said that Nutreco had no influence in this matter.

A shareholder added that his admission ticket was dated by the Rabobank on 29 April and he had only received it from his bank the evening before the meeting. He suspected that he was not the only one affected by this.

Mr **Verwilghen** replied that inter-bank communication means that time is lost and that the various banks use different systems.

One shareholder asked whether Nutreco maintained contacts with Sligro which at the time was also running a campaign to place fresh products in the retail sector.

The Chairman confirmed that this is a current topic. Mr **Den Bieman** added that Nutreco does not in general make announcements as to who its clients are, but confirmed that Nutreco has started delivering fresh salmon to Sligro.

Mr **Kemper** asked whether a trip could be organised in the near future.

Mr **W. Dekker** said that no trip was planned at present. He referred to the Vis TV programme and will consider the possibility of a trip.
The Chairman added that this can most easily be made known via the website and that those who cannot visit the website can leave their names at the door after the meeting.

The Chairman noted that there were no further questions and thanked all those present for attending and for their interest in the General Meeting of Shareholders of Nutreco Holding N.V. **The Chairman** announced that a gift was waiting for everyone and invited everyone for snacks and drinks.

10. Close

The Chairman closed the meeting.

R. Zwartendijk
Chairman

B. Verwilghen
Secretary


Nutreco Holding N.V.
Annual General Meeting of Shareholders
13 May 2004
nutreco

Business Highlights 2003

- Difficult market circumstances for salmon in Europe and poultry in the Benelux
- Portfolio partly compensated for impact
- Strengthened market positions in fish farming, meat and feed
- Investments in innovation, efficiency and quality
- Solid balance sheet and strong cash flow

2

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Profile
nutreco


Nutreco mission statement
We are a global food and animal nutrition
company inspired by consumer demands,
creating value through sustainable modern
aquaculture and agriculture.
nutreco
4


Nutreco – A unique company
Sales to Retail and Food Service
FISH
PORK
POULTRY
Breeding
Feed
Premix
Fish Feed
Sales to Industry and Farmers
Enhancing value through a co-ordinated approach
• Selected stages of food chains
• Robust portfolio
• International spread
• Market leadership positions
• Feed and premix 50% of net sales
5
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Nutreco Agriculture
Two main activities in Business Stream Agriculture
▪ Meat: poultry and pork products
▪ Feed: compound feed, companion feed and premix
ARION
6
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Nutreco Agriculture Key Figures - 1999-2003

EUR millions	1999	2000	2001	2002	2003
Net Sales	1,910.4	2,164.5	2,581.4	2,594.4	2,527.1
EBITA	47.4	43.1	98.7	80.5	63.0
Capital Employed	252.3	306.6	308.2	370.6	357.9
ROACE	19%	14%	32%	22%	18%

Agriculture: Poultry and Pork Products

Market environment

- Strengthening partnerships with retailers and food service
- Transfer to packed pork and poultry meat
- Focus on food quality, including traceability
- Growth of food service market

Position

- No. 1 Meat producer poultry in Spain
- No. 2 Meat producer poultry in the Benelux
- No. 2 Meat producer pork in The Netherlands

Strategy

- Focus on new products with high value add; focus on fresh processed packed products
- Develop partnerships with key retailers
- Continue roll-out of Nutrace®
- Build up food service business
- Innovation related to sustainability (e.g. new concept of chicken welfare)

nutreco

7



Agriculture: Increasing Sales of Value Added Poultry and Pork Products
Increasing sales of value added products
2002
2003
55%
49%
45%
51%
Other Products
Value added products
Increasing sales to retailers
2002
2003
48%
41%
52%
59%
Industry/Trade
Retail
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8

Agriculture: Feed and Breeding


Market
environment

- Stable compound feed market in Europe
- Further consolidation of markets
- Increasing demand for feed quality


Position

- No. 1 Premix producer Europe
- No. 3 Premix producer Worldwide
- No. 1 Compound feed producer in Spain
- No. 2 Compound feed producer in The Netherlands
- Worldwide breeding activities


Strategy

- Overall: organic growth with stable margins
- Compound Feed Benelux: expand towards NW Europe
- Compound Feed Spain: quality certification and commercialization programs
- Premix:
  - Grow outside existing areas
  - Grow young animal feed and pet food

9


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Nutreco Aquaculture

Two main activities in Business Stream Aquaculture

- Food: salmon and other fish species
- Feed: salmon feed and feed for other fish species






Nutreco Aquaculture Key Figures - 1999-2003

EUR millions	1999	2000	2001	2002	2003
Net Sales	690.3	961.4	1,253.9	1,215.2	1,147.2
EBITA*	58.4	103.1	91.5	72.1	69.9
Capital Employed	225.5	351.0	841.6	1,002.5	854.7
ROACE	26%	29%	11%	7%	8%

* Before impairment

10

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Aquaculture: Food - Salmon and Other Fish Species
Market environment
• Continued strong market growth in US and Europe
• Recovery of salmon prices in US and Japan
• Low salmon prices in Europe
• Restructuring and consolidation of Norwegian salmon industry
• Positive long term effect of free market access in Europe and Americas (US, Chile and Canada)
Position
• Global number 1 in salmon farming
• Leading positions in halibut, barramundi, yellowtail and cod
Strategy
• Increase sales to retail and food service
• Maintain lowest cost in the industry
• Develop other species and new regions
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11


Aquaculture products
Nutreco other species:
Cod
• First harvest well received in France and UK
• Further investments 2004
Halibut:
• First fresh delivery top restaurants in New York
• Focus on production in Norway
Barramundi
• Well received nationally as well as internationally
• Most popular BBQ fish in Australia
Yellowtail
• Strong position with Japanese retail and food service
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12


Aquaculture: Salmon Sales Development in Europe and Americas by Customer Group
Sales Europe
16%
26%
26%
34%
34%
38%
50%
40%
36%
Retail
Industry
Wholesale trade
2001 2002 2003
Sales Americas
58%
69%
73%
2%
2%
5%
40%
29%
22%
Retail
Industry
Wholesale trade
Europe:
Increasing sales to retailers
Total volume:
2001: 106,000 MT
2002: 110,000 MT
2003: 120,000 MT
Americas:
Continued strengthening of sales to retailers
Total volume:
2001: 79,000 MT
2002: 67,000 MT
2003: 70,000 MT
13
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Aquaculture: Salmon Sales Development in Europe and Americas by Product Group
Sales Europe
80%
73%
75%
12%
17%
16%
8%
10%
9%
Whole fish
Fillets
VAP
2001 2002 2003
Sales Americas
30%
29%
21%
62%
50%
53%
8%
21%
26%
Whole fish
Fillets
VAP
Europe:
Sales of fillets and value added products stable in 2003
Total volume:
2001: 106,000 MT
2002: 110,000 MT
2003: 120,000 MT
Americas:
Sales of value added products strongly increased in 2003
Total volume:
2001: 79,000 MT
2002: 67,000 MT
2003: 70,000 MT
14
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Aquaculture: Feed - Salmon Feed and Feed for Other Fish Species
Market environment
• Concentrated market for salmon feed
• Growing markets for other fish feed
• High focus on credit terms
Position
• Global number 1 in the production of feed for farmed fish
• 40% of the global market for salmonid feed
• Global brand - Skretting
• Innovative feeds for more than 50 fish species
Strategy
• Maintain status as lowest cost producer
• Continue strong R&D focus
• Continue research for alternatives to fish-meal and fish-oil
15
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Financial review
16
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Nutreco Financial Highlights

- Clean up balance sheet: impairments* of EUR 193 million
- Solid balance sheet
- Strong free cash flow before acquisitions of EUR 77 million (+ 26%)
- Net profit before impairments* of EUR 56 million (2002: EUR 68 million)

17 * Impairment goodwill, concessions and participations

nutreco



Nutreco - Financial performance
EUR million
2000
2001
2002
2003
136
177
138
118
EBITA
3.126
3.835
3.810
3.674
Net Sales
In 2003:
EBITA* - 15 %
• Exchange rate -6%
• Acquisitions 1%
• Price/Opex -8%
• Volume -2%
• Incidentals 9%
• Avian Influenza -9%
* Before impairment
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18


Nutreco – Net sales per activity
2001
2002
2003
EUR million
851 849 868
402 454 414
82 82 73
758 747 720
488 463 452
569 507 502
685 708 645
Compound feed
Premix
Breeding
Poultry meat
Pork meat
Salmon
Fish feed
Agriculture total:
2001: 2.581
2002: 2.595
2003: 2.527
Aquaculture total:
2001: 1.254
2002: 1.215
2003: 1.147
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19


Nutreco – Net sales per country in 2003
11%
3%
2%
84%
Global Sales Nutreco:
84% of sales in Europe and
16% of sales in the rest of the world
Europe
Americas
Asia
Rest of World
15%
28%
5%
7%
8%
10%
27%
Sales Europe 2003:
Spain and The Netherlands are
major sales areas
Spain
UK
The Netherlands
Norway
Belgium
Germany
Rest of Europe
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20

Nutreco – Net income

EUR million	2002	2003 before impairment	2003 after impairment
EBITA	138.3	117.8	98.8*
Amortisation goodwill	-13.8	-12.2	-12.2
Impairment goodwill	-	-	-165.1
EBIT	124.5	105.6	-78.5
Financial income and charge	-37.4	-30.2	- 30.2
Effective tax rate	19,6%	19,2%	
Impairment participations	-	-	-14.3
Net result	68.2	56.0	-137.1
Cash EPS before impairment (EUR)	2.32	1.91	

21

* after impairment of concessions of EUR 19 million

nutreco

Nutreco – Strong Cash flow

EUR million	2002	2003 before impairment	2003 after impairment
EBIT	125	106	(78)
Depreciation and amortisation of (in)tangibles fixed assets	117	116	300
EBITDA	242	222	222
Changes in working capital	(9)	(8)	(8)
Changes in provisions	(11)	(8)	(8)
Cash flow from business operations	222	206	206
Interest paid	(40)	(31)	(31)
Income taxes paid	(27)	(30)	(30)
Other movements	(3)	(1)	(1)
Cash flow from operating activities	152	144	144
Investment in fixed assets	91	67	67
Free cash flow before acquisitions	61	77	77
Acquisitions / divestments	8	47	47
Free cash flow	53	30	30

22

nutreco

Nutreco – Solid Balance sheet

EUR million	2002	2003	EUR million	2002	2003
Fixed assets			Equity	734	536
- intangible	392	199	Minority interest	23	14
- tangible	552	514	Provisions	45	43
- financial	46	27	Deferred tax	33	20
Inventories	407	398	Long-term debt	422	396
Receivables	580	533	Short-term debt	43	28
Cash and equivalents	32	32	Creditors / liabilities	709	666
	2,009	1,703		2,009	1,703

23

nutreco

Nutreco – Ratio's

	2002	2003
Net-debt / equity	59%	73%
Equity / total assets	37%	31%
Net-debt / EBITDA	1.8	1.8
EBITDA / interest	6.5	7.4
Investments / depreciation	1.0	0.9
EBITA* / net sales	3.6%	3.2%
• Aquaculture	5.9%	6.1%
• Agriculture	3.1%	2.5%

* Before impairment

24

nutreco


Actions and outlook
nutreco

Worldwide trends and Nutreco

Trends	Nutreco
• Growing attention for food quality	• Nutrace®, TrusQ, Fundisa
• Changing consumer behaviour	• Convenience food products
• Health high on consumers' agenda	• Lean poultry and pork, Omega-3 rich salmon
• Changing consumers' taste preferences	• Development of other species, innovative new products
• Focus on sustainability	• Stakeholder dialogue, on-going research

26

nutreco

Corporate Social Responsibility


report 2002

- ACC Award, high VBDO rating and SNS / Kempen European Sustainability Index
- OECD Review of Nutreco in Chile finds no ground for complaint
- AgriVision 2003 in Noordwijk: ± 400 participants from 35 countries
- AquaVision 2004 in Stavanger: "How to make the Blue Revolution sustainable?"

AgriVision2003 AquaVision nutreco

27

Actions – Nutreco Agriculture & Aquaculture

Overall

- Corporate procurement
- Food safety focus
- Sustainable development

Food and Fish products

- Increase sales to retail and food service
- Increase margin by sales of more fresh packed value added products
- Welfare concepts
- Streamlining processing structure
- Market driven product development
- Investments in development of other fish species

Compound Feed and Fish feed

- Supply chain optimisation
- Sales growth in feed for young animals and companion animals
- Production efficiencies
- Product and process innovation
- Credit management
- Development of new feed varieties for other species

28 nutreco

Outlook

- Improvement salmon market in Europe
- Positive development Agri business in Spain
- Positive perspective pork and poultry meat in the Benelux
- First commercial harvest of cod
- 2003 actions created strong base for improvement

29

nutreco

Nutreco Holding N.V.

Annual General Meeting of Shareholders

13 May 2004

30

nutreco

Corporate Governance

- Nutreco was already largely compliant and is aiming to be compliant with all "best practices" in 2005
- Extensive Corporate Governance section in the 2003 annual report (pp. 47-58)
- Publications on individual Corporate Governance web pages (www.nutreco.com)
- Addition of "whistle-blower's section" in the Code of Conduct, published on web site

nutreco

Corporate Governance

- Adaptation of the existing regulations of the Supervisory Board.
- Audit Committee already existed. Formation of a separate Remuneration Committee, with Mr J.M. de Jong as Chairman. Same composition for Selection and Appointment Committee with Mr R. Zwartendijk as Chairman.
- Integral reporting in 2004 annual report (published in 2005).
- Articles of association will be amended no later than 2005 in order to make various best practices part of the articles of association.

32

nutreco

Corporate Governance

- Problems with compliance:
  - ✓Appointment for four years: current members of Board of Directors have an unlimited period contract. Compliance for members to be newly-recruited.
  - ✓Existing employment contracts for Board of Directors do not envisage limitation of severance pay. Compliance for members to be newly-recruited.
  - ✓Appointment of directors and supervisory directors by absolute majority rather than 2/3 of votes cast, representing over 1/3 of the capital.

33

nutreco

Corporate Governance

- ✓In practice, Nutreco is already compliant because it was announced last year that appointment nominations "in peace time" would not be binding and are therefore decided by ordinary majority.
- ✓The Chairman of the Board of Supervisory Directors currently holds more offices than recommended as best practice by the Code and has indicated that this number will be cut back in 2005 and that he will comply with this best practice.

34

nutreco


Nutreco Holding N.V.
Annual General Meeting of Shareholders
13 May 2004
nutreco
35


nutreco
5.2 Establishment of the Executive Board's emoluments policy
nutreco
36

1. General emoluments policy

- The Remuneration Committee makes recommendations to the Supervisory Board
- The Remuneration Committee has been restructured in line with the Dutch Corporate Governance Code
- Today, Nutreco is submitting the remuneration policy of its Executive Board for 2004 and subsequent years to its shareholders for adoption
- Objectives of remuneration policy:
  - ✓ To attract, motivate and retain qualified directors
  - ✓ Nutreco aims for a market-compliant remuneration policy
  - ✓ The variable remuneration of the Executive Board is linked to the company's performances

37 nutreco

2. Remuneration structure

- Regular comparison of level and composition of emoluments with the labour market relevant to Nutreco
- Labour market reference group: mix of 12 AMX and small AEX companies:
  - ✓ Buhrmann, Hagemeijer, Vedior, KLM, Randstad, Vendex KBB, Numico, Wolters Kluwer, CSM, Volker Wessel Stevin, Wessanen and Stork
- Remuneration level: Nutreco aims for an average remuneration level
- The remuneration package is built up of the following components:
  - ✓ Basic annual salary
  - ✓ Short-term remuneration
  - ✓ Long-term remuneration
  - ✓ Pension
  - ✓ Other emoluments (health insurance, expenses)

38 nutreco

3. Basic annual salary

- No review of basic annual salary for members of the Executive Board in 2003
- No adjustment to basic annual salary in 2004
- Basic annual salary is reconsidered once per year

39 nutreco

4. Short-term remuneration

- Annual payment based on performances delivered in the previous year
- Target bonus:
  - ✓ Chairman of EB: 50% of basic annual salary
  - ✓ Members of EB: 40% of basic annual salary
- Maximum bonus:
  - ✓ Chairman of EB: 75% of basic annual salary
  - ✓ Members of EB: 60% of basic annual salary
- Performance criteria: financial, strategic and operational criteria
- No further explanation regarding competitive position

40 nutreco

5. Long-term Remuneration

- The long-term remuneration is discussed under agenda item 5.3 and submitted separately to shareholders for approval

41

nutreco


6. Pension
All members of the Executive Board have a final salary scheme
Payment grants entitlement to a maximum of 70% of the last wage earned
Pensionable age: 62
42
nutreco

7. Miscellaneous

- Term of appointment
  - ✓ When new (externally recruited) directors take up their appointments, Nutreco will apply a four-year appointment period in accordance with the Dutch Corporate Governance Code
- Notice periods
  - ✓ By the employer: 6 months
  - ✓ By the employee: 3 months
- Severance schemes
  - ✓ When new (externally recruited) directors take up their appointments, Nutreco will restrict the departure scheme to 1 year's basic salary in accordance with the Dutch Corporate Governance Code

nutreco

43


Nutreco Holding N.V.
Annual General Meeting of Shareholders
13 May 2004
nutreco
44


nutreco
5.3 Approval of performance-related shares
and performance-related options scheme
nutreco
45

1. Long-term Remuneration

- Objective of long-term remuneration:
  - ✓ Motivation
  - ✓ Retention
  - ✓ Harmonisation of interests of shareholders and directors
- Long-term remuneration plan consists of two components:
  - ✓ Performance-related shares
  - ✓ Performance-related options
- Target group of long-term remuneration:
  - ✓ Executive Board and Management Committee

nutreco

46

2. Performance-related shares and options

- Number of options allocated is lower compared to previous years
- As alternative: performance-related shares allocated
- Options and shares are conditionally granted
- Vesting period is 3 years and dependent on fulfilment of the performance criterion
- Performance indicator: relative "Total Shareholder Return"
- Total term of options: 8 years
- Period of share retention: 5 years from vesting in accordance with the Dutch Corporate Governance Code

47

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3. Performance objective

- Performance indicator: relative Total Shareholder Return
- Specific peer group in order to measure results
- Composition of peer group:
  - ✓ Campofrio Alimentacion, Conagra Foods Inc, CSM N.V., Evialis S.A., Fugro N.V., Heijmans N.V., Koninklijke Boskalis Westminster N.V., Koninklijke Wessanen N.V., Koninklijke Vopak N.V., L.D.C. N.V., Océ N.V., Vendex KBB
- The number of options/shares becoming unconditional after three years depends on the performance of Nutreco compared to the peer group
- The external accountant monitors the TSR performances

48

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nutreco

<table>
<tr><td colspan="2">United States Securities
and Exchange Commission
Washington, D.C. 20549</td></tr>
<tr><td colspan="2">Filing pursuant to Rule 12g3-2(b)</td></tr>
<tr><td>ISSUER
Nutreco Holding N.V.</td><td>FILE NO.
82- 4927</td></tr>
</table>

Minutes of the Annual General Meeting of Shareholders of Nutreco Holding N.V. held on 13 May 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

Explanatory Memorandum relating to proposed Joint Venture with Stolt-Nielsen S.A. and Agenda of the Extraordinary General Meeting of Shareholders to be held on 21 December 2004, in Amsterdam, the Netherlands


nutreco

NUTRECO HOLDING N.V.

Explanatory Memorandum relating to proposed
Joint Venture with Stolt-Nielsen S.A.
and Agenda of
the Extraordinary General Meeting of Shareholders
to be held on 21 December 2004,
in Amsterdam, the Netherlands

6 December 2004

TABLE OF CONTENTS



Veerstraat 38, Boxmeer, the Netherlands

6 December 2004

Dear Shareholder,

1 Introduction

Nutreco announced on 13 September 2004 that it proposes to enter into a joint venture of all the fish farming, processing, marketing and sales activities of Nutreco ("Nutreco Fish Farming") with Stolt Sea Farm, the fish farming division of Stolt-Nielsen, to form a stand-alone company, Marine Harvest. Marine Harvest will be owned as to 75% by Nutreco and as to 25% by Stolt-Nielsen. As a result of this joint venture, Nutreco will be the majority shareholder in a company with a global market leadership position in aquaculture. The Transaction underscores Nutreco's stated strategy, as announced on 3 November 2004, to regain solid profit growth, reduce earnings volatility and improve returns on invested capital.

Following the signing of the memorandum of understanding, both Stolt-Nielsen and Nutreco performed an extensive financial, legal and operational due diligence investigation in the other party's fish farming activities and identified the most important steps of the respective parties' disentanglement and contribution plans. At the end of this process, Nutreco and Stolt-Nielsen signed the Contribution Agreement to set out their mutual obligations to enter into the Transaction and lay down the most important conditions regarding shareholders rights, the contribution arrangements and feed and tuna supply, amongst other issues.

Due to the size and strategic importance of the Transaction for Nutreco going forward, we are seeking the approval of Shareholders at an Extraordinary General Meeting, notice of which is included at the end of this document, for Nutreco to undertake the Transaction.

The purpose of this document is to provide shareholders with information in respect of the Transaction, to explain why the Boards consider the Transaction to be in the best interests of Nutreco and Shareholders as a whole and to recommend that Shareholders vote in favour of the resolution to be proposed at the Extraordinary General Meeting.

2 Background to and rationale for the Transaction

Following the Transaction, Marine Harvest will be a major global player in the marketing and sales of farmed salmon and other farmed fish species. The Transaction will bring together two businesses which are among both the pioneers of the salmon industry and leaders in the development of new farmed species. Marine Harvest will be in a position to use its advantage of being a major player in all market and production regions to continue to expand relationships with global and regional retail chains, food service companies and the food industry generally. This position will, combined with Marine Harvest's global, low-cost production base, allow it to adapt to the supply needs of major customers through reliable supply at competitive prices, while maintaining strict quality and food safety standards.

Both Nutreco and Stolt-Nielsen believe that the salmon farming industry is in need of further restructuring which should drive consolidation. Both parties expect that the Transaction will act as a catalyst for this and, by making the first move, Nutreco and Stolt-Nielsen will benefit from future opportunities open to Marine Harvest to capitalise on its global market position as such changes occur. The reliability of its high quality supply and the

alliances formed with large customers will drive a reduction in the volatility which has been present in the industry in recent years. Marine Harvest will adopt a strategy aimed at aligning its farming, processing and supply chain operations with market demands. Marine Harvest will aim to reduce earnings volatility and exposure to the trading market through achieving an increased share and volume of contract customers at more stable margins together with increasing the proportion of processed products which it produces.

Following the Transaction, Marine Harvest will have the necessary resources to realise its strategy and to prosper as an independent entity without further reliance on its shareholders for financing or other support. At Closing, Marine Harvest will be financed through equity and subordinated pro-rata shareholder loans, which will be replaced over time by debt from third party lenders.

Nutreco will, through its shareholding in Marine Harvest, retain the benefits of Marine Harvest's positive financial developments. Improvements in the Marine Harvest business will create opportunities to unlock value for Nutreco Shareholders through a public offering of Marine Harvest Shares, asset optimisation within Marine Harvest and investment by third party investors in Marine Harvest. In addition, Nutreco will be able to create new opportunities for growth and development for its agriculture and global fish feed businesses.

3 Nutreco Fish Farming

The activities to be transferred by Nutreco to Marine Harvest in the Transaction represent a leading position in the processing and farming of Atlantic salmon. These activities have strong market positions in each of the salmon production regions, with a global market share of approximately 16%. Nutreco Fish Farming is the largest supplier of salmon in the US and has a market share of around 15% of the total European market. Nutreco Fish Farming has an established position in species, such as cod, halibut, barramundi, as well as other salmon species such as Chinook, Coho and Trout.

The activities transferred will include sales, farming and processing operations in Europe, South America, North America, Asia and Australia and farms and processing plants in Norway, Chile, Scotland, France and Ireland.

In 2004, Nutreco Fish Farming will sell approximately 200,000 tons of salmon and other species, the majority of which will have been farmed and processed in its own facilities. Products are currently sold to major food service and retail customers, both for own-brand products and under the existing Marine Harvest trade name. Nutreco Fish Farming has a focus on increasing sales of value added products, such as fresh and frozen fish portions and smoked and canned products as well as ready to cook portions packed with other ingredients.

The total revenues of the activities to be transferred were, in the first 6 months of 2004, EUR 281.8 million with a gross margin of EUR 63.3 million. Part II contains further financial details relating to Nutreco Fish Farming.

4 Stolt-Nielsen and Stolt Sea Farm

Stolt-Nielsen, registered in Luxembourg, has three major business divisions: transportation, offshore construction and seafood production. Stolt Sea Farm is the seafood production, farming and processing division of Stolt-Nielsen.

Stolt Sea Farm is a renowned international aquaculture company active in the farming and marketing of various fish species. The business was started in 1972 and has been a pioneer in the aquaculture industry. In 2003, the company sold approximately 100,000 tons of seafood globally, partly under the Sterling brand. Stolt Sea Farm has operations in Norway, North America, Chile and Scotland and is active in the Asia Pacific region with its own trading operation. The activities transferred in the Transaction will exclude all tuna and turbot activities of Stolt Sea Farm Holdings plc, however, Marine Harvest will enter into a tuna supply agreement with Stolt Sea Farm Holdings plc on arm's length terms, giving it access to tuna supply, in addition, Marine Harvest will act as

a sales agent for Stolt Sea Farm Holdings plc in respect of tuna on a commission basis.

The total revenues of Stolt Sea Farm in the half year 1 December 2003 to 31 May 2004 were EUR 185.4 million with a gross margin of EUR 20.5 million. Part III contains further financial details relating to Stolt Sea Farm.

5 Impact on the Continuing Nutreco Group

Since the establishment of Nutreco in 1994, its strategy has been focused on building strong positions in the poultry, pork and salmon chains on top of its base in animal nutrition. To achieve this Nutreco has made a number of successful acquisitions. As a result of these acquisitions, Nutreco has become a world leader in a number of industry areas. However, the strong growth in food production and sales has resulted in volatile and less predictable earnings for Nutreco and, therefore, Shareholders.

On 3 November 2004, Nutreco announced its "Rebalancing for Growth" strategy to regain solid growth, reduce earnings volatility and improve returns on invested capital. One of the goals of the action plan is to develop Nutreco's food companies into industry leaders, both within and outside the Nutreco group. This is evidenced by the planned disposal of Hendrix Meat Group to Best Agrifund N.V. (for consideration of approximately EUR 75 million), announced on 27 September 2004. The proposed Transaction also represents a key element of the plan, in that it will create, in Marine Harvest, a business with global presence and a strong position in the aquaculture business.

This portfolio rebalancing will leave the Nutreco group free to invest further capital in animal nutrition and thereby reduce its exposure to more volatile businesses. Nutreco anticipates that the execution of its announced strategy will increase value for Shareholders by providing more stable earnings generated by a more balanced portfolio. It is expected that the portfolio rebalancing will offer Nutreco the opportunity to direct its available capital and other resources to its animal nutrition business for further improvement and growth.

After Closing, Nutreco will apply to account for its holding in Marine Harvest according to the equity method of accounting. The shareholding in Marine Harvest and shareholder loans to Marine Harvest will be reported as financial fixed assets on the balance sheet of Nutreco. As a result Nutreco's interest in Marine Harvest will be reported in "Share in result of non-consolidated companies". The exposure of Nutreco's results to the volatility of salmon farming will decrease as Nutreco's shareholding in Marine Harvest reduces. Nutreco Fish Farming will be subject to Dutch GAAP principles of valuation of assets at a year-end. At Closing, the fair value of Nutreco's contribution to Marine Harvest and Nutreco's acquisition of a 75% share in Marine Harvest (including foreseeable synergies) will be determined on the basis of the applicable GAAP at that time (which will be IFRS).

Part V contains pro forma financial information for the Continuing Nutreco Group following the Transaction.

6 Marine Harvest following the Transaction

General

The Transaction envisages the transfer by Nutreco of Nutreco Fish Farming to Marine Harvest in exchange for 75% of the issued share capital of Marine Harvest and the transfer by Stolt-Nielsen of Stolt Sea Farm to Marine Harvest in return for 25% of the issued share capital of Marine Harvest. The combination is expected to realise substantial synergies in most areas of its business, as further described below. Synergies and profit opportunities arising as a result of the consolidation of the industry should lead to a more sustainable profit development of Marine Harvest. It is expected that Maine Harvest will, after full implementation of the restructuring plan, be able to generate EBIT margins of up to 10%. The position and prospects of Marine Harvest are expected to enable it to obtain external financing to support its activities independently from its shareholders.

Marine Harvest will be a major player in aquaculture with annual sales expected to increase from approximately EUR 850 million in 2004 to EUR 1 billion in 2007, representing sales of salmon, trout and other farmed fish, and will possess a high quality product portfolio including opportunities to further develop other species such as cod, halibut, sturgeon, barramundi and yellowtail. Marine Harvest will be a leading provider of quality fish, satisfying consumer's changing needs and leading the marketplace with innovative and sustainable products representing good value. Marine Harvest will have a leading position in all the main markets for farmed salmon. Marine Harvest's market share of Atlantic salmon sales in both the USA and European markets will be approximately 20%, with strengthened positions in the developing markets such as Russia, Eastern Europe and South-East Asia. Marine Harvest will have a global market share of approximately 22% in Atlantic salmon sales.

Marine Harvest's main focus will be to become an industry outperformer realising scale advantages in process, logistics, sales and marketing as well as in farming. Marine Harvest will be prepared to rebalance its portfolio in order to ensure that all of its assets contribute to profitability.

Mission and Strategy

Marine Harvest's mission will be to provide its customers with a reliable supply of large quantities of farmed salmon and other farmed species at a competitive price. Marine Harvest's competitive advantage will be comprised of its flexibility to meet the specific requirements of large retailers, food service companies, distributors and processors, through its network of sales offices in Europe, North America and Asia, and its global, low cost production base with efficient primary and value added processing facilities, all controlled by strict quality and food safety systems.

The overall strategy of Marine Harvest will be based on three main principles:

- Creating an industry outperformer by a combination of the strengths of both companies;
- Reducing volatility and exposure to the trading market by providing strong, reliable supply and customer service to major contract retail, food service and processing customers and by focusing on stable product margins; and
- Building unique competitive positions within important customer segments, such as retail, food service and processing through the combination of offering an increased range of processed products, a strong portfolio and a global core competence of quality control, tracking and tracing combined with leadership in food safety.

The strategic direction for each region will be designed to meet the demands of that market and the production and processing areas will be tailored according to the end customer:

- In Europe, Marine Harvest will focus on large contract customers throughout Western Europe and on high growth markets in Eastern Europe and Russia. Marine Harvest will focus on maintaining its high quality and effective supply-chain management to meet large customers' requirements. Since the industry in Europe is more fragmented than in other regions, Marine Harvest will contribute to the drive to consolidation and reduction of volatility in the market place;
- In North America, Marine Harvest will take advantage of the combination of complementary customer bases of the contributed activities while targeting larger national and regional accounts. Marine Harvest will focus on increased cost efficiency in production, logistics and overheads and a combination of the complementary farming and processing activities in Canada. Since Marine Harvest will be the leading producer in both Chile and Canada, it will be well positioned to meet the demands of the still growing US market.

- Chile will represent Marine Harvest's most competitive production base. The range of products and markets using supply from Chile will be increased and costs will be lowered further in this region following realisation of integration synergies.

- In Asia, Marine Harvest will focus on building long-term relationships with large customers in each country. Larger customers will be targeted and cost efficiency will be increased by the integration of infrastructure and the consolidation of customer portfolios in this region. In Japan, the company will use its leading position in non-salmon species to foster key customer relationships.

Realisation of Synergies

Marine Harvest will realise substantial synergies over a number of years following Closing. These are forecast to reach an expected annual figure of up to EUR 25 million by 2007. The majority of the activities to be transferred to Marine Harvest are located in the same geographical areas as the major markets and production countries; this will allow synergies to be achieved in the consolidation and restructuring of sales, production and head offices worldwide, as well as major cost savings in the farming and processing facilities. Initial costs associated with the restructuring within Marine Harvest are estimated in the range of EUR 10 to 15 million.

The combination of the sales forces and volumes will allow Marine Harvest to achieve extra efficiencies through increased capabilities in meeting the demands of major global and regional retail and foodservice accounts, and additionally through the maximization of synergies in logistics routes and back office functions.

The integration of facilities will realise major savings in all of the farming production areas, particularly in Norway and Chile. Large processing synergies will also be achieved, particularly in Chile and the UK, resulting in decreased unit processing cost and a reduced capital investment requirement for the near future. Restructuring of the Marine Harvest business is intended to start in all regions during 2005, with a focus on achieving as quick and efficient an integration of the transferred activities as possible.

Financing

Marine Harvest will be an appropriately capitalised company with a strong balance sheet, significant revenue and profit opportunities and sufficient cashflow to service its debt and capital requirements. It is the intention that, after Closing, Marine Harvest will be financed independently of its shareholders. Prior to Closing, the parties will determine the appropriate capital structure of Marine Harvest and this will result in Marine Harvest being financed, at Closing, by equity and pro-rata subordinated shareholder loans. Following Closing, the shareholder loans will be replaced, where possible, by debt from third party lenders.

Part IV contains pro forma financial information for Marine Harvest following the Transaction.

7 Transaction Documents

Marine Harvest will be managed by its Management Board comprising two members, with Mr J.C.A. den Bieman as Chief Executive Officer, under the supervision of its Supervisory Board on which Nutreco will have two members and Stolt-Nielsen one member. An independent member, Mr S. Rennemo, will act as chairman. Upon Closing, Mr den Bieman and Mr Rennemo will resign from their positions as members of the executive board of Nutreco and the supervisory board and audit committee of Nutreco, respectively. The shareholdings of Marine Harvest following the Transaction will be as set out above and the voting rights of Marine Harvest Shareholders will be in proportion to their shareholdings (except in respect of the specific matters set out in summary of the Shareholders' Agreement in section 2 of Part VII). These and other terms of the Shareholders' Agreement and Articles of Association, including transactions requiring approval of both Stolt-Nielsen and Nutreco, provisions relating to dealings in Marine Harvest Shares and a prospective IPO of Marine Harvest are

summarised in Part VII of this document.

A summary of the terms of the Contribution Agreement setting out the transfer of Nutreco Fish Farming by Nutreco to Marine Harvest and Stolt Sea Farm by Stolt-Nielsen to Marine Harvest is also set out in Part VII of this document.

8 Joint Venture Process

The parties have entered into various agreements in relation to the Transaction, the agreements remain subject to competition consents and the approval of Shareholders at the Extraordinary General Meeting. Consultations with employees are also ongoing. The Transaction is expected to close before the summer of 2005.

9 Recommendation to Shareholders

On the basis of various considerations (including those set out under "Background to and rationale for the Transaction", above), the Boards, who have received financial advice from ABN AMRO Corporate Finance, consider the Transaction to be in the best interests of Nutreco and the Shareholders as a whole. The Boards have requested PricewaterhouseCoopers to perform a fairness opinion which is included as Part VI hereto.

Accordingly, the Boards recommend you to vote in favour of the resolution to be proposed at the Extraordinary General Meeting.

R. Zwartendijk
Chairman Supervisory Board

W. Dekker
Chief Executive Officer

DEFINITIONS

Articles of Association	the articles of association of Marine Harvest as described in Part VII;
Boards	the supervisory board (*raad van commissarissen*) and the executive board (*raad van bestuur*) of Nutreco;
Closing	the closing of the Transaction by the contribution of Nutreco Fish Farming and Stolt Sea Farm to Marine Harvest;
Company	Marine Harvest N.V.;
Continuing Nutreco Group	Nutreco and its subsidiaries and affiliates following the Transaction;
Contribution Agreement	the contribution agreement in relation to the Transaction as described in Part VII;
EBIT	earnings before interest and tax;
Extraordinary General Meeting	the extraordinary general meeting of Nutreco to be held on 21 December 2004 at 2.30pm at NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam, or any adjournment thereof, notice of which is set out at the end of this document;
General Meeting	the general meeting of shareholders (*algemene vergadering van aandeelhouders*) of Marine Harvest;
IFRS	international financial reporting standards;
IPO	initial public offering of Marine Harvest Shares to listing on a stock exchange;
Management Board	the management board (*raad van bestuur*) of Marine Harvest;
Marine Harvest	Marine Harvest N.V.;
Marine Harvest Shareholders	holders of Marine Harvest Shares;
Marine Harvest Shares	ordinary shares of EUR 1,00 each in Marine Harvest;
Nutreco	Nutreco Holding N.V.;
Nutreco Fish Farming	the relevant fish farming activities of Nutreco undertaken by various members of its group;
Shares	ordinary and preference shares of EUR 0,24 each in Nutreco;
SEC	the U.S. Securities and Exchange Commission;
Shareholders	the holders of Shares;
Shareholders' Agreement	the shareholders' agreement in relation to the Transaction as described in Part VII;
Stolt Sea Farm	the fish farming activities (excluding those activities relating to tuna and turbot (including sole)) undertaken by Stolt Sea Farm Holdings plc

Stolt-Nielsen	Stolt-Nielsen S.A.;
Supervisory Board	the supervisory board (*raad van commissarissen*) of Marine Harvest;
Transaction	the entry into and performance of the Transaction Documents to effect the joint venture of Nutreco Fish Farming with Stolt Sea Farm, to form a stand-alone business undertaken by Marine Harvest; and
Transaction Documents	the Contribution Agreement, the Shareholders' Agreement; the Articles of Association; and others, as described in Part VII.

FOREWARD-LOOKING STATEMENTS

Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. Nutreco has made certain forward-looking statements in this explanatory memorandum in reliance on those safe harbors. A forward-looking statement concerns Nutreco's or its management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause Nutreco's actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Nutreco disclaims any obligation to update the forward-looking statements contained in this explanatory memorandum.

IMPORTANT NOTE IN RELATION TO FINANCIAL INFORMATION

This explanatory memorandum contains financial information relating to Nutreco Fish Farming, Stolt Sea Farm, Marine Harvest and the Continuing Nutreco Group. This financial information has been included for illustrative purposes only. No audit has been performed on the financial information included in this explanatory memorandum for Nutreco Fish Farming, Stolt Sea Farm, Marine Harvest or the Continuing Nutreco Group.

The financial information included in this explanatory memorandum for both Nutreco Fish Farming and the Continuing Nutreco Group is based on Dutch GAAP and the reporting period for the profit and loss accounts in respect of Nutreco Fish Farming and the Continuing Nutreco Group is from 1 January 2004 to 30 June 2004. The consolidated balance sheet for both Nutreco Fish Farming and the Continuing Nutreco Group is as at 30 June 2004.

The financial information included in this explanatory memorandum for Stolt Sea Farm is based on US GAAP, except as set out below. The reporting period for the profit and loss account is from 1 December 2003 to 31 May 2004. The consolidated balance sheet for Stolt Sea Farm is as at 31 May 2004.

The pro forma consolidated balance sheet and profit and loss account of Marine Harvest are the result of a consolidation of the results of Nutreco Fish Farming and Stolt Sea Farm, which are based on different accounting principles and on different reporting periods. Adjustments have been made in respect of the main differences between Dutch GAAP and US GAAP as applied by the two companies:

a) under Dutch GAAP, inventories are valued at direct cost, whereas under US GAAP full costs are absorbed in the valuation of inventories and consequently cost of sales; and

b) Stolt Sea Farm includes freight costs in net sales whereas Nutreco Fish Farming reports sales net of freight expenses.

Adjustments have been made to the Stolt Sea Farm information in both the balance sheet, to account for the estimated differences in accounting for inventories and to the profit and loss account, in respect of the estimated differences in accounting for net sales.

PART II
UN-AUDITED FINANCIAL INFORMATION FOR NUTRECO FISH FARMING[1]

CONSOLIDATED BALANCE SHEET

(EUR x million)	30 June 2004	31 August 2004
FIXED ASSETS		
Intangible fixed assets	103.1	102.2
Tangible fixed assets	142.1	143.8
Financial fixed assets	12.4	13.9
Total fixed assets	**257.6**	**259.9**
CURRENT ASSETS		
Inventories	222.1	238.0
Receivables	121.4	112.0
Cash and cash equivalents	12.0	6.7
Total current assets	**355.5**	**356.7**
Total assets	613.1	616.6
Cash and cash equivalents	-12.0	-6.7
Non-interest-bearing short term liabilities	-94.7	-101.6
Provisions	-27.3	-27.5
Shareholders' equity and debt	**479.1**	**480.8**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(EUR x million)	1 January 2004 – 30 June 2004
Net sales	**281.8**
Cost of sales	218.5
Gross margin	**63.3**
Operational expenses[2]	71.0
Operating result (EBIT)	**-7.7**
Net financial income and charges	-3.9
Income before tax	**-11.6**
Taxation	2.1
Share in results of non-consolidated companies	2.1
Income after tax	**-7.4**
Minority interest	0
Net income	**-7.4**

[1] Based on Dutch GAAP
[2] *Corporate overhead costs not included*

PART III
UN-AUDITED FINANCIAL INFORMATION FOR STOLT SEA FARM[3,4]

CONSOLIDATED BALANCE SHEET

(EUR x million)	31 May 2004	31 August 2004
FIXED ASSETS		
Intangible fixed assets	23.2	26.8
Tangible fixed assets	71.6	71.6
Financial fixed assets	3.3	3.4
Total fixed assets	**98.1**	**101.8**
CURRENT ASSETS		
Inventories	116.0	123.2
Receivables	60.5	56.6
Cash and cash equivalents	0.4	0.6
Total current assets	**176.9**	**180.4**
Total assets	**275.0**	**282.2**
Cash and cash equivalents	-0.4	-0.6
Non-interest-bearing short term liabilities	-31.9	-41.9
Provisions	-15.2	-15.5
Shareholders' equity and debt	**227.5**	**224.2**

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(EUR x million)	1 December 2003 – 31 May 2004
Net sales	**185.4**
Cost of sales	164.9
Gross margin	**20.5**
Operational expenses	19.9
Operating result (EBIT)	**0.6**
Net financial income and charges	-8.5
Income before tax	**-7.9**
Taxation	-2.1
Share in results of non-consolidated companies	0.2
Income after tax	**-9.8**
Minority interest	-0.3
Net income	**-10.1**

[3] Converted from USD to EUR at rates of 31 May 2004 and 31 August 2004, as appropriate
[4] See "Important Note" on page 11

PART IV
UN-AUDITED PRO FORMA FINANCIAL INFORMATION FOR MARINE HARVEST[5]

PRO FORMA HALF YEAR CONSOLIDATED BALANCE SHEET

(EUR x million)	Nutreco Fish Farming 30 June 2004	Stolt Sea Farm 31 May 2004	Marine Harvest (pro forma)
FIXED ASSETS			
Intangible fixed assets	103.1	23.2	126.3
Tangible fixed assets	142.1	71.6	213.7
Financial fixed assets	12.4	3.3	15.7
Total fixed assets	**257.6**	**98.1**	**355.7**
CURRENT ASSETS			
Inventories	222.1	116.0	338.1
Receivables	121.4	60.5	181.9
Cash and cash equivalents	12.0	0.4	12.4
Total current assets	**355.5**	**176.9**	**532.4**
Total assets	**613.1**	**275.0**	**888.1**
Cash and cash equivalents	-12.0	-0.4	-12.4
Non-interest-bearing short term liabilities	-94.7	-31.9	-126.6
Provisions	-27.3	-15.2	-42.5
Shareholders' equity and debt	**479.1**	**227.5**	**706.6**

PRO FORMA HALF YEAR PROFIT AND LOSS ACCOUNT

(EUR x million)	Nutreco Fish Farming 1 January 2004 – 30 June 2004	Stolt Sea Farm 1 December 2003 – 31 May 2004	Marine Harvest (pro forma)
Net sales	**281.8**	**185.4**	**467.2**
Operating result (EBIT)	**-7.7**	**0.6**	**-7.1**
Net financial income and charges	-3.9	-8.5	-12.4
Income before tax	**-11.6**	**-7.9**	**-19.5**
Taxation	2.1	-2.1	0
Share in results of non-consolidated companies	2.1	0.2	2.3
Income after tax	**-7.4**	**-9.8**	**-17.2**
Minority interest	0	-0.3	-0.3
Net income	**-7.4**	**-10.1**	**-17.5**

[5] See "Important Note" on page 11

PRO FORMA CONSOLIDATED BALANCE SHEET AS OF 31 AUGUST 2004

(EUR x million)	Nutreco Fish Farming 31 August 2004	Stolt Sea Farm 31 August 2004	Marine Harvest (pro forma) 31 August 2004
FIXED ASSETS			
Intangible fixed assets	102.2	26.8	129.0
Tangible fixed assets	143.8	71.6	215.4
Financial fixed assets	13.9	3.4	17.3
Total fixed assets	**259.9**	**101.8**	**361.7**
CURRENT ASSETS			
Inventories	238.0	123.2	361.2
Receivables	112.0	56.6	168.6
Cash and cash equivalents	6.7	0.6	7.3
Total current assets	**356.7**	**180.4**	**537.1**
Total assets	**616.6**	**282.2**	**898.8**
Cash and cash equivalents	-6.7	-0.6	-7.3
Non-interest-bearing short term liabilities	-101.6	-41.9	-143.5
Provisions	-27.5	-15.5	-43.0
Shareholders' equity and debt	**480.8**	**224.2**	**705.0**

PART V
UN-AUDITED PRO FORMA FINANCIAL INFORMATION FOR THE CONTINUING NUTRECO GROUP[6,7]

CONSOLIDATED BALANCE SHEET

(EUR x million)	Nutreco 30 June 2004	Nutreco including investment in Marine Harvest (pro forma) 30 June 2004
FIXED ASSETS		
Intangible fixed assets	198.5	95.4
Tangible fixed assets	497.4	355.3
Investment in Marine Harvest	0	479.1
Financial fixed assets	27.9	15.5
Total fixed assets	**723.8**	**945.3**
CURRENT ASSETS		
Inventories	443.9	221.8
Receivables	591.8	512.4
Cash and cash equivalents	25.0	25.1
Total current assets	**1,060.7**	**759.3**
Total assets	**1,784.5**	**1,704.6**
Shareholders' equity	**552.0**	**552.0**
Minority interest	**13.4**	**13.3**
Provisions	**44.2**	**16.9**
Long-term debt	**450.1**	**450.1**
Short-term liabilities	**724.8**	**672.3**
Interest-bearing	30.1	30.1
Non-interest-bearing	694.7	642.2
Shareholder's equity and liabilities	**1,784.5**	**1,704.6**

[6] In the pro forma balance sheet, the valuation of the 75% share in Marine Harvest is set at the value of Nutreco Fish Farming as at 30 June 2004. At Closing the fair value of Nutreco's contribution to Marine Harvest and Nutreco's acquisition of the 75% share in Marine Harvest will be determined on the basis of the applicable GAAP at that time (which will be IFRS)

[7] See "Important Note" on page 11

CONSOLIDATED PROFIT AND LOSS ACCOUNT

(EUR x million)	Nutreco 1 January 2004 - 30 June 2004	Nutreco including result of investment in Marine Harvest (pro forma) 1 January 2004 - 30 June 2004[8]
Net sales	**1,843.9**	**1,652.5**
Cost of sales	**1,321.3**	1,193.2
Gross margin	**522.6**	**459.3**
Operational expenses	489.8	418.8
Operating result (EBIT)	**32.8**	**40.5**
Net financial income and charges	-13.8	-9.9
Income before tax	**19.0**	**30.6**
Taxation	-3.7	-5.8
Share in results of non-consolidated companies	2.2	-7.3
Income after tax	**17.5**	**17.5**
Minority interest	-1.3	-1.3
Net income	**16.2**	**16.2**

[8] In the pro forma profit and loss account, the share in results of non-consolidated companies has been set equal to the net income of Nutreco Fish Farming over the reporting period

FAIRNESS OPINION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Corporate Finance & Recovery N.V.
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1100 DE Amsterdam Zuidoost
Telephone (020) 568 66 66
Facsimile (020) 568 5265
www.pwc.com/nl

To the supervisory board and
the executive board of Nutreco Holding N.V.

6 December 2004

Dear Sirs,

You have requested PricewaterhouseCoopers Corporate Finance & Recovery N.V. ('PwC CFR') to provide an opinion as to whether the proposed relative contribution regarding the intended joint venture (the 'Joint Venture') of the fish farming, processing and marketing & sales activities of Nutreco Holding N.V. ('Nutreco') with the equivalent activities of Stolt-Nielsen S.A. ('Stolt-Nielsen') (hereafter jointly referred to as the 'Joint Venture Activities') is fair and reasonable from a financial point of view to the Nutreco shareholders (the 'Fairness Opinion').

The Joint Venture Activities will be contributed by both Nutreco and Stolt-Nielsen to Marine Harvest N.V. ('Marine Harvest'). We understand that Nutreco and Stolt-Nielsen, have agreed that Nutreco will receive an interest of 75% in the ordinary share capital of Marine Harvest and that Stolt-Nielsen's will receive 25% (the 'Relative Contribution') as described in the "Explanatory memorandum relating to proposed Joint Venture with Stolt-Nielsen S.A. and Agenda to the Extraordinary General Meeting of Shareholders to be held on 21 December 2004, in Amsterdam, the Netherlands", dated 6 December 2004 (the 'Explanatory Memorandum').

In forming our opinion we have, amongst other things, considered the reasons behind the Joint Venture and the expected benefits thereof, as worded in the Explanatory Memorandum. Our Fairness Opinion is restricted to an opinion as to the relative shareholding of Nutreco in Marine Harvest, as this ensues from the Relative Contribution. This Fairness Opinion does not contain an opinion on the (intended) decision to enter into a joint venture.

In forming our opinion we have not discussed any information relating the Joint Venture Activities with the management of Stolt-Nielsen.

In forming our opinion we have taken the following information into consideration:

a) certain public available information regarding both companies, including:

1) the Explanatory Memorandum;
2) the semi-annual accounts for the year 2004 of Nutreco and Stolt-Nielsen;
3) the annual reports for the years 2002 and 2003 of Nutreco and Stolt-Nielsen;

b) certain internal financial reports and forecasts of the Joint Venture Activities, made available to us by Nutreco;
c) discussions with the executive board and the management of Nutreco regarding past and current business operations, as well as the financial situation and the expectations for the future relating to the strategic and financial developments of the Joint Venture Activities;
d) discussions with the executive board of Nutreco relating to the expected financial and strategic advantages of the Joint Venture, as well as relating to the pro forma financial effects of the Joint Venture on Nutreco;
e) an analysis of the historical and prospective contributions of several financial key ratios of the Joint Venture Activities to Marine Harvest;
f) due diligence reports regarding certain agreed upon procedures regarding financial, tax and legal matters, drawn up by advisors of Nutreco;
g) certain public available information regarding listed companies that are engaged in commercial activities comparable to those of the Joint Venture Activities; and
h) other financial analyses and studies as far as we have deemed relevant.

Without having made an independent verification thereof, we have relied upon the accuracy and completeness of the information that has been made available to us and on the fact that no information has been withheld from PwC CFR which could have influenced the meaning of the Fairness Opinion.

PwC CFR has not made an independent assessment of the factors that may be of importance to the valuation of the assets and liabilities of the Joint Venture Activities. We have relied upon the assessments by the management of Nutreco and the management of Stolt-Nielsen respectively as being fair and reasonable.

The Fairness Opinion is necessarily based upon market, economic and other circumstances as they exist at present and the information made available to us. Future developments in the aforementioned circumstances may change this Fairness Opinion and the principles on which it is based.

The Fairness Opinion does not extent to legal, fiscal and accounting related aspects of the (structuring of the) Joint Venture. You have informed us that you have sought independent

advice in this respect and PwC CFR accepts no responsibility or liability whatsoever in this respect.

This letter is exclusively intended for the supervisory board and the executive board of Nutreco. Third parties can not derive any rights from this Fairness Opinion. The Fairness Opinion may not be regarded as a recommendation of PwC CFR to the shareholders of Nutreco whether or not to accept the intended decision to enter into the Joint Venture. The shareholders of Nutreco nor third parties in coming to their decision may not (partly) rely upon (the contents of) this Fairness Opinion. This letter and the contents thereof may not, in whole or partly, be distributed or duplicated without our prior written consent. This letter, however, may be reproduced in full for information purposes only in the Explanatory Memorandum.

The role of PwC CFR in relation to the Joint Venture is limited to the work necessary to issue this Fairness Opinion. In relation to the Joint Venture PricewaterhouseCoopers Transaction Services has provided the management of Stolt-Nielsen with certain financial due diligence services.

Based on the foregoing, PwC CFR is of the opinion that at 6 December 2004 the Relative Contribution is fair and reasonable from a financial point of view to the shareholders of Nutreco.

Yours sincerely,

PricewaterhouseCoopers Corporate Finance & Recovery N.V.

PART VII
SUMMARY OF THE TRANSACTION DOCUMENTS

The following summaries set out key provisions of the various documents related to the Transaction and do not purport to provide a summary of all the terms of such documents.

1 Contribution Agreement

The Contribution Agreement is between Stolt Sea Farm Investments B.V. (an indirectly wholly owned subsidiary of Stolt-Nielsen), Stolt-Nielsen and Nutreco and provides for the transfer of the relevant Stolt-Sea Farm and Nutreco Fish Farming activities into Marine Harvest to create the joint venture. Stolt-Nielsen accepts joint and several liability for the obligations of Stolt Sea Farm Investments B.V. under the Contribution Agreement. Closing, being the transfer and contribution of the fish farming activities, is, *inter alia*, conditional upon the receipt of necessary competition consents, finance provider consents, Nutreco shareholder approval and governmental consents for the transfer of such activities and also on there being no material adverse change in respect of the respective businesses in the period between signing and Closing.

Stolt Sea Farm Investments B.V. agrees that it will transfer SSF Salmon Holdings B.V., which will be the owner of the relevant fish farming activities of Stolt-Nielsen on Closing, and Nutreco will transfer Marine Harvest International B.V., which will be the owner of all Nutreco Fish Farming activities on Closing. In return for such transfer the Company shall issue to Stolt Sea Farm Investments B.V. Marine Harvest Shares representing a 25% holding in the Company and, to the extent not already issued upon the Company's incorporation, the Company shall issue to Nutreco Marine Harvest Shares representing a 75% holding in the Company.

In the period between signing and Closing, the parties have agreed that they will carry on the business of the joint venture in the ordinary course and have accepted various restrictions on dealing with the activities to be transferred. All benefits and losses of the activities to be transferred, incurred in the ordinary course of business, from 31 August, 2004 to the date of Closing will be transferred along with such activities. The Contribution Agreement provides a completion accounts mechanism for out of the ordinary activities affecting the balance sheets of Nutreco Fish Farming and Stolt Sea Farm respectively undertaken between signing and Closing to be reflected in adjustment payments to be made to the other party or on a pro rata basis to the Company.

Both Nutreco and Stolt Sea Farm Investments B.V. have given customary representations and warranties and indemnities, subject to certain limitations and thresholds, in relation to the activities transferred covering topics including corporate matters, unencumbered ownership of shares and assets, intellectual property and information technology rights, contracts, employer issues, insurance, balance sheet issues, taxation issues, environmental issues, provision of information, litigation and legal compliance.

The Contribution Agreement provides that Nutreco shall indemnify Stolt Sea Farm Investments B.V. in respect of various Dutch and Chilean law issues, arising out of the disentanglement process required to separate the fish farming business, including the demerger of activities from group companies to achieve implementation of the Transaction. Stolt Sea Farm Investments B.V. shall indemnify Nutreco in respect of Stolt-Nielsen's disentanglement process.

The Contribution Agreement is governed by Dutch law and the parties agree to proceed to arbitration in Amsterdam under the rules of the International Chamber of Commerce in the event of an irresolvable dispute.

2 Shareholders' Agreement

The Shareholders' Agreement is between Stolt-Nielsen, Stolt Sea Farm Investments B.V. and Nutreco and provides for the constitution of both the Management Board and Supervisory Board of Marine Harvest and their conduct (in accordance with the provisions of the Articles of Association, set out below), together with various matters relating to the future conduct of the business of the Company and the actions of Marine Harvest Shareholders. Stolt-Nielsen accepts joint and several liability for the obligations of Stolt Sea Farm Investments B.V. under the Shareholders' Agreement.

The Shareholders' Agreement sets out various matters for which the approval of Stolt Sea Farm Investments B.V. and Nutreco, respectively, is required as long as each of Stolt Sea Farm Investments B.V. or Nutreco, as the case may be, together with their affiliates, holds at least 10% of the Marine Harvest Shares. In particular, these matters are issue of, repurchase of or acquisition of share or debt capital of the Company or the right to subscribe for shares in the Company, reduction or cancellation of the share capital of the Company, listing of the securities of the Company or withdrawal of a listing, winding up of the Company, distribution of profits or reserves, amendments to the Articles of Association, application for voluntary liquidation or for a moratorium of payments, entry into joint ventures, acquisition of substantial participating interests in other companies, appointment of the chairman of the Supervisory Board, investments of more than one quarter of the issued capital of the Company and the appointment and removal of Management Board members. In addition, a number of operational and technical matters relating to nomination of members of the Management Board, approval of business plans and budgets and any material revisions and deviations therefrom, termination of the employment of 20 or more employees or any far-reaching change in the employment conditions of a considerable number of employees, amendment to or withdrawal of the rules of the Supervisory Board, any acquisitions, divestments, mergers, de-mergers, material partnerships and joint ventures not included in the business plan and the amendment of the pricing of the feed supply agreement between Nutreco and Marine Harvest are reserved to the Supervisory Board, on which the approval of members nominated by both Stolt Sea Farm Investments B.V. and Nutreco and a majority of the members is required. Finally, the entry into of material business agreements with Stolt-Nielsen, Nutreco or members of their group and making distributions also require approval of the Supervisory Board.

The Shareholders' Agreement expressly provides that, once, and to the extent that, the transitional shareholder financing arrangements end the Company shall seek its own financing and that Marine Harvest Shareholders are not required to provide financing for the Company. Should they so desire, the Shareholders' Agreement provides that they shall be entitled to provide financing pro-rata. In addition, the Shareholders' Agreement provides that the Marine Harvest Shareholders shall endeavour to seek additional shareholders to provide equity financing for the Company.

The Shareholders' Agreement includes two purchase options for Nutreco: (i) the new species option under which Nutreco shall, subject to certain economic conditions and an unresolved deadlock regarding the strategy related to these activities, have the right to purchase, for fair market value, determined by a specific formula, all the new species activities of the Company (activities relating to fish species other than salmon including, cod, halibut, barramundi and yellowtail) and (ii) an Australian option under which Nutreco shall, subject to certain business conditions, have the right to purchase, for fair market value, determined by a specific formula, the Australian barramundi activities of the business. Each of these options is exercisable by Nutreco up until one month prior to the public announcement (or other launch) of an IPO of the Company.

The Shareholders' Agreement provides that each Marine Harvest Shareholder may at any time initiate an IPO process in which the suitability of the Company for IPO be considered by three independent investment banks. Following receipt of an assessment that an IPO is feasible, Nutreco shall decide whether to proceed with an IPO. If Nutreco decides to proceed with an IPO, all other shareholders will be required to cooperate with the process. If the assessments from the investment banks are positive, should Nutreco decide not to proceed with an IPO, Stolt Sea Farm Investments B.V. shall, after 1 January 2007, have the option to sell its Marine Harvest Shares to Nutreco for their fair market value.

The Shareholders' Agreement prohibits the transfer or creation of other interests over Marine Harvest Shares

by Marine Harvest Shareholders except in certain circumstances, being, the creation by Stolt-Nielsen of a security interest over its shares in favour of holders of certain Stolt-Nielsen debt securities, intra-group transfers, sales to third parties where other Marine Harvest Shareholders have first been offered the right to purchase the Marine Harvest Shares on equivalent terms and sale in the context of an offer by a third party for all the Marine Harvest Shares. In the event that Nutreco sells Marine Harvest Shares to a third party, Stolt Sea Farm Investments B.V. shall be entitled to sell its shares to the third party on the same conditions.

The Shareholders' Agreement also provides for restrictive covenants on Marine Harvest Shareholders preventing them from competing with Marine Harvest and, from soliciting personnel or customers of Marine Harvest, subject to certain exceptions.

The Shareholders' Agreement is governed by Dutch law and the parties agree to proceed to arbitration in Amsterdam under the rules of the International Chamber of Commerce in the event of an irresolvable dispute.

3 Articles of Association

Objects and Capital

The objects of the Company are the worldwide farming, processing, marketing and sale of fish and fish products and to perform all acts that are advisable, necessary, usual or related to these objects. All Marine Harvest Shares will be in registered form and have a nominal value of EUR 1,00 each. At Closing, Stolt-Nielsen will, through Stolt Sea Farming Investments B.V., hold 25% of the Marine Harvest Shares and Nutreco will hold 75% of the Marine Harvest Shares.

Management Board

The Company is managed by its Management Board under the supervision of its Supervisory Board. The Management Board is in charge of day-to-day operations. The Supervisory Board determines the number of members serving on the Management Board, with a minimum of two. The Management Board is, and each of its members is, authorised to represent the Company vis-à-vis third parties. Upon nomination of the Supervisory Board, the members of the Management Board shall be appointed by the General Meeting. The General Meeting may suspend and dismiss members of the Management Board. The Supervisory Board may suspend members of the Management Board.

Supervisory Board

The Supervisory Board supervises the Management Board and the general course of affairs in the Company and its business. It assists the Management Board by giving its advice. In fulfilling its duties, the Supervisory Board shall take into account the interests of the Company and its business. The Supervisory Board shall consist of four members. The members of the Supervisory Board are appointed by the General Meeting. Pursuant to the Shareholders' Agreement, Nutreco is entitled to nominate two members of the Supervisory Board and Stolt-Nielsen is entitled to nominate one member of the Supervisory Board. The General Meeting may suspend and dismiss members of the Supervisory Board. The General Meeting determines the compensation of the members of the Supervisory Board.

Marine Harvest Shareholders requirement

Marine Harvest Shareholders may only be legal entities which are party to the Shareholders' Agreement as well as the Company itself. If a Marine Harvest Shareholder no longer complies with this requirement, or if a person becomes a Marine Harvest Shareholder who does not comply with this requirement, he may not exercise the right to attend meetings and voting rights attached to his Marine Harvest Shares and his right to dividend shall be suspended, unless provided otherwise in the Articles of Association. Marine Harvest Shares held by a Marine Harvest Shareholder who does not or no longer comply with the above mentioned requirement shall be deemed offered to the other Marine Harvest Shareholders, who then have pre-emption rights to purchase the offered shares pro rata their interests in the Company.

Pre-emption rights
Marine Harvest Shareholders have a proportional pre-emption right to subscribe for any newly issued Marine Harvest Shares that are to be paid up in cash, unless the General Meeting has resolved to limit or exclude this pre-emption right, subject to certain (quorum) requirements. No pre-emption rights exist for Marine Harvest Shares issued against contribution-in-kind or for ordinary shares issued to employees of the Company or of its group companies.

Transfer of shares
The Articles of Association contain restrictions on the transfer of shares. A Marine Harvest Shareholder who wishes to transfer its Marine Harvest Shares needs to offer these to the other Marine Harvest Shareholders, who then have pre-emption rights to purchase the offered Marine Harvest Shares pro rata their interests in the Company, unless the General Meeting has granted its approval to a transfer with a 90% majority in a General Meeting where the holders of all the share capital of the Company are present or represented.

General meetings
General Meetings may be called by one or more members of the Management Board or the Supervisory Board or a Marine Harvest Shareholder holding at least 10% of the Marine Harvest Shares then in issue.

4 Other key documents

The Company will enter into a 3 year fish feed supply agreement and tuna supply agreement for at least 1 year, both on arms length terms, with Nutreco and Stolt-Nielsen respectively.

In addition, Nutreco and Stolt-Nielsen and members of their respective groups have agreed that they shall provide certain transitional services to Marine Harvest on arms' length terms and conditions.

PART VIII

AGENDA FOR MEETING

MEETING AGENDA

NUTRECO HOLDING N.V.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice of the Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., to be held on Tuesday, December 21, 2004 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. **Opening**
2. **Proposal to enter into a joint venture with Stolt-Nielsen S.A. concerning all the fish farming, processing and marketing and sales activities of Nutreco Aquaculture with Stolt Sea Farm.**
3. **Closing**

The agenda with explanatory notes are available as from today at the offices of Rabo Securities N.V., Amstelplein 1, Amsterdam and at Nutreco's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco). These documents are also available via internet at www.nutreco.com.

Registration date

In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **December 14, 2004** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V..

Notification of attendance and admission

Persons entitled to vote at and to attend the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities, Amstelplein 1 at Amsterdam (The Netherlands)** on **December 14, 2004 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **December 14, 2004** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to attend by proxy are required to submit a signed proxy with the abovementioned bank by **December 14, 2004** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Boxmeer, December 6, 2004

The Executive Board




nutreco


nutreco
RECEIVED
OFFICE OF INTERNATIONAL CORP

PRESS RELEASE

Amersfoort, 8 September 2004

Nutreco's pork company Hendrix Meat Group combines its meat processing activities

Nutreco's pork company Hendrix Meat Group is to focus the production of fresh pre-packed meat for supermarket chains in its meat processing facilities (*Centrale Slagerijen*) in Beilen and Someren. The processing facility in Hoogeveen will be closed down as a consequence.

The closure of the Hoogeveen plant will reduce employment by 58 Full Time Equivalents (FTEs). Hendrix Meat Group expects to be able to re-deploy 28 FTEs. Talks are under way with the Central Works Council and trade unions to discuss the planned closure and the consequences for the employees.

The combination of the activities is the result of the developments in the pre-packed meat market. Supermarkets are placing higher demands, on the one hand on shelf life and presentation of meat products in the coolers, and on the other hand on speed and flexibility of the supplier. To meet these demands, Hendrix Meat Group has invested in state-of-the art packaging lines in the processing facilities in Beilen and Someren.
These allow us to process meat products in innovative packaging. It has also considerably expanded our production capacity. The new situation also provides benefits in terms of logistics and efficiency.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.
Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

Hendrix Meat Group
Hendrix Meat Group, part of Nutreco, is a leading producer and processor of high-quality pork products. With over 1,000 employees, production sites in Druten, Emmen and Meppel and central meat processing facilities in Beilen, Hoogeveen and Someren, Hendrix Meat Group focuses primarily on markets in the Netherlands and western Europe. Hendrix Meat Group serves various market segments in retail, industry and food service with a wide range of product and production concepts.

For more information on this press release:
Nutreco Holding N.V., Corporate Communications Director, Mr. F.A.C. (Frank) van Ooijen
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12




RECEIVED
2005 JAN 24 A 10:58
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 13 September 2004

New stand-alone company to be the undisputed world leader in aquaculture

Nutreco Holding N.V. and Stolt-Nielsen S.A. plan merger of global fish farming operations

Nutreco Holding N.V. and Stolt-Nielsen S.A. announced today the signing of a Memorandum of Understanding to merge their worldwide fish farming, processing and marketing and sales operations into a stand-alone, independently financed new business entity. It is the intention that after the merger Nutreco will hold a 75% stake and Stolt-Nielsen 25% in the world's largest aquaculture company. The new company will be named Marine Harvest.

Following the merger the company will be well capitalised and will have a strong balance sheet enabling Marine Harvest to have its own independent financing. After finalisation of the integration process, Marine Harvest intends to pursue an Initial Public Offering (IPO) at the appropriate time.

The new Marine Harvest will incorporate annual sales of approximately EUR 1 billion in salmon, salmon trout and other farmed fish and will possess a high quality product portfolio including species such as cod, halibut, sturgeon, tilapia, barramundi and yellowtail. It is expected that this segment of species other than salmon will grow to 10% of sales in 2007.

Marine Harvest will employ over 6,000 employees and will be headed by Mr Hans den Bieman, currently chief operating officer of Nutreco Aquaculture. He and his staff will be based in the Netherlands.

The transaction will be subject among other things to the approval of an Extraordinary General Meeting of Shareholders of Nutreco Holding N.V., normal due diligence, applicable regulatory and competition authorities' requirements and other transaction agreements. Both companies will consult their works councils and unions. The boards of directors of the two companies have approved the signing of the Memorandum of Understanding.
The transaction is expected to be closed in the first half of 2005.

The coming months both partners will jointly work out a detailed plan for the merger, the structure of the new organisation and the appointment of the management team.

Mr Hans den Bieman: "The new Marine Harvest will be the undisputed global leader in farmed salmon and other fish species that are highly appreciated by consumers worldwide for their taste, nutritional value and health benefits. We will bring together best practices in customer services, innovative product development and value-added processing, cost efficiency and business development of other farmed fish species. Marine Harvest will be uniquely capable of meeting the needs of the world's buyers of quality seafood products, such as international retail chains, food service companies and food industry. We expect this merger to strengthen our position throughout the value chain and to create value for both our customers and investors."

"The new Marine Harvest will benefit from substantial synergies in the farming, marketing and sales operations of the combined businesses. These global synergies will enable the company to reduce costs and to build competitive advantage by driving improvements in its farming operations, logistics, product mix and market penetration," said Mr Den Bieman.

"We are excited about this merger," stated Mr Niels G. Stolt-Nielsen, chief executive officer of Stolt-Nielsen S.A. "The new Marine Harvest will bring together under one roof two outstanding companies to create a powerful global player in the aquaculture business. It will be a financially strong and viable company led by experienced, knowledgeable managers who firmly believe in the business of aquaculture and its future. Stolt-Nielsen S.A. is pleased to continue its involvement in aquaculture by joining forces with a major player who shares our vision of the industry going forward."

Mr Wout Dekker, Nutreco's chief executive officer said that on the basis of the earlier announced strategic review of his company, the planned merger proves to be the best option to unlock value. "An independent and financially solid Marine Harvest will further extend its leadership in the promising aquaculture industry. At the same time we will be able to create more opportunities for growth and development for Nutreco's Agriculture businesses and its global fish feed business Skretting. In that sense the planned transaction works both ways for our company."

"Nutreco and Stolt have long recognised the need for further consolidation in the industry," added Mr Dekker. "We expect the merger to act as a catalyst for the awaited restructuring of the international salmon industry."

Stolt Sea Farm Holdings Plc with headquarters in Oslo in Norway employs currently 2,500 people and has farming operations in Norway, Scotland, Spain, Chile, Canada and Australia. Stolt-Nielsen S.A. will retain its turbot and bluefin tuna operations. Nutreco's current Marine Harvest organisation with its headquarters in Amersfoort, the Netherlands, employs about 4,200 people worldwide and has production operations in Norway, Chile, Scotland, Ireland, Canada, Japan and Australia.

* * * * *

NOTES TO THE EDITORS:

For more information, please call:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Tel: +31 33 422 6140 or +31 6 55 34 00 12 (mobile).

On Monday 13 September 2004 a conference call has been scheduled with both ceo's of Nutreco Holding N.V. and Stolt-Nielsen S.A. for the press in the morning (11.00 AM CET; 10.00 AM GMT) and for financial analysts in the afternoon (04.00 PM - CET; 03.00 PM - GMT).

Journalists and analysts who want to phone in from the Netherlands are advised to dial the following numbers:

For the press at 11.00 hours Dutch time: 00 47 8001 5504
For the analysts at 16.00 hours Dutch time: 00 47 8001 5505

	Conference Call for the media	Conference Call for Financial Analysts
Date & Time	Monday, September 13, 2004 5AM EDT (10AM BST) (11AM CET)	Monday, September 13, 2004 10AM EDT (3PM BST) (4PM CET)
Phone	+ 1 800 263 8506 (in U.S.) + 1 719 457 2681 (outside U.S.) + 44 (0) 800 899 354 (in U.K.) + 47 8001 5504 (in Norway and the Netherlands)	+ 1 800 946 0720 (in U.S.) + 1 719 457 2646 (outside U.S.) + 44 (0) 800 899 354 (in U.K.) + 47 8001 5505 (in Norway and the Netherlands)
Reservation Number	846326	878943
Replay Passcode	846326	878943
Live Webcast conference call is available via the company's Internet site www.Nutreco.com and www.stolt-nielsen.com A playback Webcast of the conference call commences 2 hours after the calls on both company's internet sites.		

A photo of the signing of the Memorandum of Understanding with both CEOs is available on the website of both companies: www.stolt-nielsen.com and www.nutreco.com (under: Press & Info/photo library/people, or click on below links:)

http://www.nutreco.com/images/memorandum_of_understanding_1.JPG
http://www.nutreco.com/images/memorandum_of_understanding_2.JPG
http://www.nutreco.com/images/memorandum_of_understanding_3.JPG

About Nutreco Holding N.V.
Nutreco Holding N.V. (Amsterdam Stock Exchange: NUO) is an international company with leading positions in high-quality food for human and animal consumption.
The company is active at several stages in the fish, poultry and pork production chains. Its activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. These are subdivided into eight Business Groups, each comprising several business units, which operate over 120 production and processing plants in 22 countries and employ around 13,000people.

Since its flotation in June 1997, Nutreco has made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States.
Nutreco's sales in 2003 totalled EUR 3,674.3 million. Nutreco is quoted on the Official List of the Euronext stock exchange in Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.
(www.nutreco.com)

About Stolt-Nielsen S.A.
Stolt-Nielsen S.A. (NasdaqNM:SNSA; Oslo Stock Exchange: SNI) is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers.
Stolt Sea Farm, wholly-owned by the Company, produces and markets high quality Atlantic salmon, salmon trout, turbot, halibut, sturgeon, caviar, bluefin tuna, and tilapia. The Company also owns 41.7 percent of Stolt Offshore S.A. (NASDAQNM: SOSA; Oslo Stock Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services (www.stolt-nielsen.com).

Stolt-Nielsen; Forward-looking Statements

Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the ability of SNSA to negotiate the definitive agreements for the Marine Harvest/Stolt Sea Farm transaction with Nutreco; the final terms of the Marine Harvest/Stolt Sea Farm transaction; the ability of SNSA and Nutreco to complete the Marine Harvest/Stolt Sea Farm transaction; the terms, conditions and amount of our indebtedness; our ability to comply with our financing agreements; Stolt Offshore S.A.'s ability to deliver fixed price contracts in accordance with customer expectations and recover costs on significant projects; the success of Stolt Offshore S.A.'s financial and operational restructuring efforts; the general economic conditions and competition in the markets and businesses in which we operate; the outcome of legal proceedings and our status in the U.S. Department of Justice amnesty program; the impact of negative publicity; environmental challenges and natural conditions facing our aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; our relationship with significant customers; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements, which only speak as of the date of this press release. We do not undertake any obligation to release publicly any revisions of the forward-looking statements to reflect events or circumstances as of the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws and regulations.


nutreco
RECEIVED
PRESS RELEASE

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

Amersfoort, 27 September 2004

Nutreco Holding N.V. reaches principle agreement on the sale of pork processing business Hendrix Meat Group to Best Agrifund N.V.

Nutreco Holding N.V. has signed a principle agreement to sell its pork processing business Hendrix Meat Group to Best Agrifund N.V. The selling price is € 75 million.
The net proceeds after deduction of costs and other charges connected with the transaction, are in excess of book value. Conclusion of the transaction is dependent upon approval by the competition authorities. Works councils and unions have been consulted.

Hendrix Meat Group – based in the Netherlands – is a prominent producer of high-quality pork products with an annual turnover of € 450 million. The company has a staff of approximately 1,100 people divided over six sites, in Druten, Emmen, Meppel, Hoogeveen, Beilen and Someren. The company specialises in the production of prepacked fresh meat for supermarket chains in the Benelux, bacon for the UK market and special products such as hams for the Italian and other EU markets. The acquiring company has expressed the intention and desire to retain Hendrix Meat Group management team along with all production and office staff when the business becomes part of Best Agrifund.

The food safety systems (a.o. tracking and tracing etc.) developed by Nutreco, which have already been integrated into the production processes at Hendrix Meat Group, will be included in the sale.

Juergen Steinemann, Chief Operating Officer of Nutreco Agriculture: 'Hendrix Meat Group does not have sufficient resources to grow into a prominent European player within Nutreco. As part of Bestmeat – the meat division of Best Agrifund and number two in the European market for meat products – Hendrix Meat Group will have excellent prospects for achieving its growth ambitions. The transaction provides the best guarantee of future opportunities for Nutreco's pork meat business and the people who work in it.'

'Now that Bestmeat will also be able to use the Nutreco-developed food safety systems (Nutrace®*), the companies together have both the opportunity and the responsibility for the more extensive application of quality and safety in the agrifood sector production chains. Nutreco was previously also co-initiator of a similar quality assurance initiative, involving five other prominent animal feed producers, under the name TrusQ**. It is therefore now possible to work consistently to improve food safety from both ends of the production chain, which is something from which consumers, customers and producers all stand to gain,' says Steinemann.

>>

As announced on 3 August 2004 at the time of publication of the half-year results, Nutreco is currently engaged in a strategic reorientation exercise aimed at focusing on core activities in which the company occupies leading positions, improving the return on investment and introducing greater stability into the company's financial results.

Along with the signing of an agreement with Stolt-Nielsen S.A. to merge the two companies' fish farming activities, announced by Nutreco on 13 September 2004, the disposal of Hendrix Meat Group announced today is the next important step to be taken by Nutreco as part of the strategic reorientation.

The Executive Board of Nutreco plans to present more details of the company's new strategic direction on 3 November 2004.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees.
Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.
Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

* **NuTrace®:** NuTrace stands for Nutreco's overall approach to quality and information in the food chain. NuTrace comprises four closely related pillars enabling the desired total quality to be guaranteed in the production chain. These four pillars are NuTrace Certified Quality (international quality standards and certification), NuTrace Monitoring (maintaining high standards and early warning systems), NuTrace Risk Management (proactive management of potential risks and procedures for rapid intervention, should quality problems arise) and NuTrace Tracking & Tracing (a tracing system covering the entire chain that can provide online traceability at a glance). The Nutrace initiative is being implemented at all Nutreco companies worldwide.

Nutreco's subsidiary **Hendrix UTD** and five other leading Dutch animal feed producers have entered into an alliance under the name ****TrusQ** to provide even better assurances of food safety throughout the supply chain. This 'Feed Safety Programme' concentrates on the input stream and, by systematically screening suppliers and raw materials, aims to drastically reduce the risk of undesirable constituents being included in animal feeds. TrusQ also places stringent requirements on the logistics and production processes of the raw materials suppliers. The six partners are pooling their knowledge and experience in the field of monitoring and quality control to provide a systematic and objective method of screening both raw materials suppliers and the raw materials themselves.

For further press information, please contact:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 6141, mobile: +31 65 534 0012.

12/10/2004

NUTRECO EXPECTS LOWER OPERATING PROFIT FOR 2004 THAN LAST YEAR

Nutreco expects a lower operating result and net result for 2004 compared with 2003, due to an unexpected increase in salmon production volumes and lower prices for Norwegian salmon in the last summer months. Also Nutreco's poultry operations have shown disappointing results. At the time of publication of the first-half year results on 3 August last, Nutreco expected the 2004 operating result and net result to turn out higher than in 2003.

In 2003, Nutreco achieved an operating result (EBITA) of EUR 117.8 million and a net result before impairment of goodwill, concessions and non-consolidated companies and after tax of EUR 56.0 million.

Salmon

Salmon prices in Norway were 20% lower in the third quarter than at the beginning of the year. In the first half of 2004, the market expected lower salmon production volumes than in 2003 and hence higher salmon prices. Favorable farming conditions in the summer months, however, resulted in faster biomass growth and increased supply at the European salmon farms. The results of Marine Harvest Americas, which has production facilities in Chile and Canada, were also lower than in 2003 due to amongst others higher air freight costs and exchange rates effects. Salmon prices in the United States were down 10% on 2003, due to increased supply from Chile and a decline in market demand. The results of the Canadian operations remain disappointing.

Poultry

The results of the poultry operations in the third quarter did not improve as rapidly as expected, having implications for the full year 2004 resulting from insufficient recovery of poultry prices.

Animal nutrition

Nutreco expects better results on its animal feed businesses – compound feed, premix and speciality feed – in 2004 compared with last year, despite strongly fluctuating raw material prices. In its fish feed activities, Nutreco is expecting a good result on Skretting's salmon feed. However, this result will be lower than in 2003 due to margin pressure, in part reflecting the weakened financial position of several customers. The result on feed for farmed fish other than salmon is expected to be in line with 2003.

Strategy

Nutreco is currently engaged in a strategic review exercise focusing on core activities in which it holds leading positions, improving return on invested capital and decreasing the volatility of its financial results.

On 13 September 2004, Nutreco announced the signing of a Memorandum of Understanding with Stolt-Nielsen S.A. relating to the merger of their fish farming activities. The sale of Hendrix Meat Group, which marks the next important step in Nutreco's strategic reorientation, was announced on 27 September 2004. The results of both Nutreco businesses are included in Nutreco's 2004 consolidated result. Nutreco expects to complete both transactions in the first half of 2005.

Nutreco's Executive Board will present the company's new strategic direction on 3 November 2004.

Publication of the full-year figures is scheduled for 17 February 2005.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Mr F.A.C. (Frank) van Ooijen,
Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12

03/11/2004

NUTRECO MAKES STRATEGIC CHOICE FOR GROWTH OF ITS GLOBAL ANIMAL NUTRITION AND FISH FEED BUSINESS

Nutreco today announced its two-step strategic action plan 'Rebalancing for Growth'. The new strategy aims to regain solid profit growth, reduce earnings volatility and improve return on invested capital. In order to achieve these goals, Nutreco will rebalance its portfolio of activities and capital employed through:

* Focus on growth of its worldwide animal nutrition and fish feed business by concentrating its resources on this part of the Nutreco portfolio. Nutreco is the world's largest fish feed producer and the leading European player in premix, specialty and compound feed. The world market for animal nutrition is valued at EUR 150 billion. With EUR 2 billion in animal nutrition sales, Nutreco is one of the global leaders in this industry.

* Development of its food and breeding companies into industry leaders, where desirable through partnerships, either inside or outside Nutreco. Nutreco has already announced two major steps. All fish farming, processing and marketing & sales activities of Nutreco's Marine Harvest will merge with Stolt Sea Farm into a stand-alone and independently financed business. It is an example of a partnership that creates undisputed market leadership. Nutreco is committed to the development of the world's largest aquaculture company Marine Harvest. Furthermore, the announced sale of Nutreco's Hendrix Meat Group to Sovion, the European number two in meat processing, provides excellent prospects for future growth for all stakeholders.

Wout Dekker, CEO of Nutreco: "After in-depth study and review, we can announce today a clear set of strategic choices to grow the company in the years ahead. Nutreco will develop into an animal nutrition and fish feed company with a strong food orientation. We will hold selective downstream positions in the food chain, with the explicit objective to build market leaders."

"In the decade of Nutreco's existence we managed to grow all the different building blocks of our company. Now we have reached a point where we have to make some deliberate choices. We cannot continue to grow all our businesses on our own at the same ambition levels," said Mr Dekker.

Rationale behind the new strategy
Nutreco was established in 1994 as the result of a management buy-out of several BP Nutrition businesses. In 1997 the company went public and obtained a listing at the Amsterdam Stock Exchange. Since 1999 the Nutreco strategy has been focused on building strong positions in the poultry, pork and salmon chains, on top of its traditionally solid base in animal nutrition.

Almost all acquisitions in that period have been done within that strategic framework. Nutreco became the world leader in salmon farming and fish feed production, the market leader in poultry in Spain, a major producer of pork and poultry in the Benelux and Europe's largest compound feed, premix and specialty feed producer. However, the strong growth in food sales did result in more volatile and less predictable earnings. In the last two years Nutreco has been suffering from the effects of low salmon prices and the impact of Avian Influenza on the poultry industry in the Benelux.

Rebalancing capital employed
The company will be better positioned to capture global and profitable growth opportunities if it rebalances its portfolio and invested capital, puts more focus on animal nutrition and takes measures to reduce its exposure to volatile businesses. Capital employed will shift from salmon farming and processing of meats and fish (at present 70%) to the animal nutrition businesses (at present 30%). The return on average capital employed (ROACE) is expected to increase from current levels of approximately 10% to a range between 15 - 20%. The transition to a rebalanced portfolio resulting from this new strategic direction will take about 2 to 3 years.

Animal nutrition growth prospects
Nutreco already has global leadership in fish feed production with Skretting, a worldwide number three position in premix and specialty feed with Trouw Nutrition International and substantial European compound feed activities in Spain (Nanta) and N-W Europe (a.o. Hendrix UTD). Further development will occur through organic growth (fish feed and specialties), consolidation in compound feed and premix, acquisitions and geographical expansion into new markets in Latin America, Central & Eastern Europe and Asia Pacific. Nutreco is well positioned to grow this profitable business and penetrate these growth markets. The company has the food chains related technical know-how and feed-to-food quality and safety expertise that will differentiate it from many others. Last but not least Nutreco can also benefit from economies of scale in global animal nutrition production and raw material purchasing.

Pursue industry leadership in food and breeding
By building industry leaders Nutreco will be able to reduce earnings volatility. All programs for restructuring in order to get cost leadership in fresh poultry products and innovations in further processed and convenience products will be continued in order to add value to our retail customers. For Nutreco's breeding business Euribrid – which holds leading global positions in swine and poultry genetics – various growth options and additional partnerships are being explored.

Tentative timetable:
December 2004 : Extraordinary General Meeting of Shareholders Nutreco

17 February 2005 : Nutreco Annual Results 2004

1 HY 2005 : Decision expected from EU Competition Authorities about sale HMG to Sovion; Decision expected from Competition Authorities about merger Marine Harvest and Stolt Sea Farm

19 May 2005 : Nutreco Annual General Meeting of Shareholders

Note to the editors:
Live audio web cast and conference call Nutreco Strategy Update, 3 November 2004 at 15.00 hours - CET

3 November 2004 at 15.00 hours CET the CEO of Nutreco – Mr Wout Dekker – will present the new strategy of the company at an analyst conference in Amsterdam. Journalists who would like to listen in, are invited to either dial-in to a special conference call telephone number: **+31 (0) 45 631 69 05** or follow the presentation via a live audio web cast on www.nutreco.com (homepage, under 'Spotlights', 'Audio web cast Strategy Update 3/11/2004').

Click here to read the pressrelease as PDF (90 Kb)



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 6 December 2004

Nutreco seeks shareholder approval for joint venture of its worldwide fish farming activities with those of Stolt-Nielsen S.A.

Nutreco Holding will commence today the circulation to its shareholders of the Explanatory Memorandum ('Circular') relating to the previously announced proposed merger of Nutreco's worldwide fish farming, processing and marketing & sales activities with fish farming activities of Stolt-Nielsen S.A. into Marine Harvest. This new company will be owned as to 75% by Nutreco and as to 25% by Stolt-Nielsen.

Joint venture agreement signed
After the finalisation of the due diligence process, both parties have now signed the agreement for the joint venture. On 13 September 2004 Nutreco and Stolt-Nielsen did already announce the signing of a Memorandum of Understanding.

Transaction in line with Nutreco strategy
The transaction is fully in line with Nutreco's earlier announced strategy 'Rebalancing for Growth'. This strategy puts clear focus on the growth of its animal nutrition and fish feed business and the reduction of earnings volatility in Nutreco's food businesses.

EGM 21 December 2004
Nutreco is calling an Extraordinary General Meeting (EGM) on Tuesday 21 December 2004 in which it will seek shareholder approval for the transaction. The Circular and the agenda of the EGM are also available on the Nutreco website www.nutreco.com as of today.

3-year fish feed supply agreement signed
As a result of the proposed joint venture , Nutreco will have a majority shareholding in a company with global market leadership in aquaculture. With 22 per cent of the world market for farmed salmon, Marine Harvest will be able to further strengthen its position throughout the value chains in global and regional markets and create value for both customers and investors. The new Marine Harvest will incorporate annual sales of approximately EUR 850 million in salmon and other farmed fish and will employ over 6,000 employees. Nutreco and the new Marine Harvest have entered into a 3-year "arm's length" fish feed supply agreement.

Substantial synergies

Marine Harvest will benefit from substantial synergies over a number of years, expected to reach an annual figure of EUR 25 million in 2007. Synergies and profit opportunities as a result of consolidation of the industry should lead to a more sustainable profit growth. It is expected that Marine Harvest after full implementation of the restructuring plan should be able to generate EBIT margins of 10%. The integration of farming facilities will result in major savings in production areas, particularly in Norway and Chile. Large processing synergies will also be achieved, particularly in Chile and the UK, resulting in decreased unit processing cost and a reduced capital investment requirement for the near future. The combination of the sales forces and volumes will allow Marine Harvest to achieve extra efficiencies in meeting the demands of major global and regional retail and foodservice accounts, and additionally through the maximisation of synergies in logistics routes and back office functions.

>>

Restructuring in 2005 - 2006
Restructuring of the Marine Harvest business will be executed in 2005 and 2006, with a focus on achieving a quick and efficient integration of the transferred activities. Restructuring costs are estimated at EUR 10 to 15 million.

Management
Marine Harvest will be managed by its Management Board with Mr Hans den Bieman as Chief Executive Officer under supervision of its Supervisory Board on which Nutreco will have two members and Stolt-Nielsen will have one member. An independent member, Mr Svein Rennemo, will act as Chairman. Both Mr Den Bieman and Mr Rennemo will step down as members of respectively Nutreco's Executive Board and Supervisory Board.

Strong balance sheet Marine Harvest

After the transaction Marine Harvest will have a strong balance sheet with initial shareholders funding which consists of equity and subordinated shareholder loans. It is the intention that, in the near future, Marine Harvest will be financed independently of its shareholders. The pro-rata subordinated shareholder loans will be replaced, where possible, by debt from third party lenders.

Equity accounting
After closing of the transaction, Nutreco will apply for the equity accounting method to account for the results of Marine Harvest. The shareholding in Marine Harvest and shareholder loans to Marine Harvest will be reported as financial fixed assets in the balance sheet of Nutreco. Nutreco's share of 75% in the results of Marine Harvest will be reported in 'share in result of non-consolidated companies'.
Exposure to salmon prices and volatility in results of Nutreco will decrease after reducing Nutreco's shareholding in Marine Harvest. After finalisation of the integration process, Marine Harvest intends to pursue an Initial Public Offering (IPO) at the appropriate time.

Nutreco's contribution to Marine Harvest is subject to normal principles of valuation of assets at year-end according to Dutch Generally Accepted Accounting Principles (GAAP). At closing, the fair value of Nutreco's contribution to Marine Harvest and Nutreco's acquisition of a 75% share in Marine Harvest ('Investments in group companies') - including foreseeable synergies - will be determined on the basis of International Financial Reporting Standards (IFRS).

As well as shareholder approval, the transaction will be subject amongst other to the applicable regulatory and competition authorities' requirements, advice from works councils and other transaction agreements. The transaction is expected to be closed in the first half of 2005.

Additional Information

The Extraordinary General meeting of Shareholders of Nutreco Holding N.V. will be held on **Tuesday 21 December 2004** at **14:30 hours** in **NH Barbizon Palace Hotel,** Prins Hendrikkade 59-72, 1012 AD **Amsterdam**. The agenda with explanatory notes is available as from today at the offices of Rabo Securities N.V., Amstelpein 1, Amsterdam and at the Nutreco offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). These documents are also available via internet at www.nutreco.com as from today, 6 December 2004.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees.

Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

>>

Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Nutreco Holding N.V., Corporate Communications Director, Mr. F.A.C. (Frank) van Ooijen
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12



PRESS RELEASE

United States Securities
and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER	FILE NO.
Nutreco Holding N.V.	82- 4927

Amersfoort, 21 December 2004

Nutreco shareholders vote in favour of Marine Harvest joint venture

Nutreco shareholders voted today in favour of the joint venture of the company's worldwide fish farming, processing, and marketing & sales activities with fish farming activities of Stolt-Nielsen S.A. into Marine Harvest. The new company will be owned as to 75% by Nutreco and as to 25% by Stolt-Nielsen S.A.

Closing remains subject amongst other to the applicable regulatory and competition authorities' requirements. As announced on 6 December 2004, both parties signed the agreement for the joint venture after the finalisation of the due diligence process.

Nutreco's CEO Wout Dekker explained at the Extraordinary General Meeting of Shareholders in Amsterdam how the transaction fits in the earlier announced Nutreco strategy 'Rebalancing for Growth'. This new strategy puts clear focus on the growth of the animal nutrition and fish feed business and the reduction of earnings volatility in Nutreco's food businesses.

After closing of the transaction Mr Svein Rennemo will act as Chairman of the Supervisory Board of the new Marine Harvest and Mr Hans den Bieman as CEO of the Management Board. Mr Rennemo will step down from his current positions as member of the Supervisory Board and of the Audit Committee of Nutreco upon closing and Mr Den Bieman will at that moment relinquish his position of member of the Executive Board and COO Aquaculture of Nutreco.

The transaction is expected to be closed in the first half of 2005.

* * * * *



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 23 December 2004

Nutreco completes sale of pork processing business HMG to Bestmeat

Nutreco announced today the completion of the sale of its pork processing business Hendrix Meat Group to Bestmeat (Sovion). A principle agreement for the transaction was already signed in September 2004. Completion was dependent amongst others upon competition authorities' approval which was granted by the EU on 22 December 2004.

The selling price is EUR 75 million, the net proceeds after deduction of costs and other charges connected with the transaction are approximately 20 million above book value.

The transaction is in line with Nutreco's previously announced strategy "Rebalancing for Growth" which puts focus on the growth of its animal nutrition and fish feed business and the reduction of earnings volatility in Nutreco's food businesses.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international animal nutrition and fish feed company, creating value through food chain expertise. The company holds selective downstream positions in the poultry and fish chains.
Eight Business Groups, each comprising several Business Units, incorporate approximately 120 production and processing plants in 22 countries with 12,000 employees.
Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Mr F.A.C. (Frank) van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12